UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Exhibits

Exhibit No.	Description

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated or the context otherwise requires, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries and references to “revenue” refer to “net revenue.” References to “U.S. dollars,” “U.S. $” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. Market share data is based on information provided by IMS Health Inc., a leading provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated. References to our “ROW” markets are to our Rest of the World markets. References to “P&G” are to The Procter & Gamble Company, and references to “PGT” are to PGT Healthcare, the joint venture we formed with P&G.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

(Unaudited)

	September 30,	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$1,473	$1,038
Accounts receivable	5,410	5,338
Inventories	4,591	5,053
Deferred income taxes	1,060	1,084
Other current assets	1,388	1,207

Total current assets	13,922	13,720
Other non-current assets	1,479	1,696
Property, plant and equipment, net	6,551	6,635
Identifiable intangible assets, net	5,936	6,476
Goodwill	18,720	18,981

Total assets	$46,608	$47,508

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$1,832	$1,804
Sales reserves and allowances	5,578	4,918
Accounts payable and accruals	2,894	3,317
Other current liabilities	1,365	1,926

Total current liabilities	11,669	11,965
Long-term liabilities:
Deferred income taxes	1,229	1,247
Other taxes and long-term liabilities	1,222	1,273
Senior notes and loans	8,818	10,387

Total long-term liabilities	11,269	12,907

Contingencies, see note 11
Total liabilities	22,938	24,872

Equity:
Teva shareholders’ equity:
Ordinary shares of NIS 0.10 par value per share; September 30, 2014 and December 31, 2013: authorized 2,500 million shares; issued 952 million shares and 947 million shares, respectively	50	50
Additional paid-in capital	13,913	13,628
Retained earnings	14,017	12,535
Accumulated other comprehensive loss	(836)	(91)
Treasury shares as of September 30, 2014 and December 31, 2013 — 97 million ordinary shares and 99 million ordinary shares, respectively	(3,511)	(3,557)

	23,633	22,565

Non-controlling interests	37	71

Total equity	23,670	22,636

Total liabilities and equity	$46,608	$47,508

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Net revenues	$5,058	$5,059	$15,104	$14,884
Cost of sales	2,249	2,429	6,937	7,071

Gross profit	2,809	2,630	8,167	7,813
Research and development expenses	412	348	1,109	1,016
Selling and marketing expenses	950	971	2,855	2,948
General and administrative expenses	293	297	897	923
Legal settlements and loss contingencies	(122)	47	(67)	1,509
Impairments, restructuring and others	164	166	364	328

Operating income	1,112	801	3,009	1,089
Financial expenses — net	84	76	243	340

Income before income taxes	1,028	725	2,766	749
Income taxes	160	12	405	(157)
Share in losses of associated companies — net	5	7	13	30

Net income	863	706	2,348	876
Net loss attributable to non-controlling interests	(13)	(5)	(20)	(13)

Net income attributable to Teva	$876	$711	$2,368	$889

Earnings per share attributable to Teva:
Basic	$1.02	$0.84	$2.78	$1.05

Diluted	$1.02	$0.84	$2.76	$1.04

Weighted average number of shares (in millions):
Basic	855	845	852	850

Diluted	861	846	857	851

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in millions)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Net income	$863	$706	$2,348	$876
Other comprehensive income (loss), net of tax:
Currency translation adjustment	(717)	359	(889)	(96)
Unrealized gain (loss) on derivative financial instruments, net	156	(76)	151	(64)
Unrealized gain (loss) from available-for-sale securities, net	(23)	5	(17)	*
Unrealized gain (loss) on defined benefit plans	*	11	6	20

Total other comprehensive gain (loss)	(584)	299	(749)	(140)

Total comprehensive income	279	1,005	1,599	736
Comprehensive loss attributable to the non-controlling interests	17	2	24	12

Comprehensive income attributable to Teva	$296	$1,007	$1,623	$748

*	Represents an amount of less than $0.5 million.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Nine months ended September 30,
	2014	2013
Operating activities:
Net income	$2,348	$876
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	1,139	1,206
Deferred income taxes – net and uncertain tax positions	(223)	(666)
Impairment of long lived assets	208	195
Net change in operating assets and liabilities	(217)	609
Stock-based compensation	61	42
Loss from sale of long lived assets and investments	30	21
Other items	29	138

Net cash provided by operating activities	3,375	2,421

Investing activities:
Purchases of property, plant and equipment	(629)	(717)
Acquisitions of subsidiaries, net of cash acquired	(363)	(39)
Purchases of investments and other assets	(242)	(157)
Proceeds from sales of long lived assets and investments	157	173
Other investing activities	(26)	(91)

Net cash used in investing activities	(1,103)	(831)

Financing activities:
Dividends paid	(884)	(813)
Repayment of long-term loans and other long-term liabilities	(797)	(2,005)
Net change in short-term debt	(372)	—
Proceeds from exercise of options by employees	290	29
Other financing activities	(19)	20
Proceeds from long-term loans and other long-term liabilities	—	2
Purchases of treasury shares	—	(497)

Net cash used in financing activities	(1,782)	(3,264)

Translation adjustment on cash and cash equivalents	(55)	(57)

Net change in cash and cash equivalents	435	(1,731)
Balance of cash and cash equivalents at beginning of period	1,038	2,879

Balance of cash and cash equivalents at end of period	$1,473	$1,148

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1 – Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments necessary to fairly state the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2013, as filed with the Securities and Exchange Commission (“SEC”). Amounts at December 31, 2013 were derived from the audited balance sheet at that date, but not all disclosures required by accounting principles generally accepted in the United States are included. The results of operations for the nine months ended September 30, 2014 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Recently adopted and issued accounting pronouncements:

In May 2014, the Financial Accounting Standards Board issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is not permitted). The guidance permits the use of either a retrospective or cumulative effect transition method. Teva is currently evaluating the impact of the amended guidance on its consolidated financial statements.

In July 2013, the Financial Accounting Standards Board issued guidance that requires that a non-recognized tax benefit be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. This net presentation is required unless a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset to settle any additional income tax that would result from the disallowance of the unrecognized tax benefit. Teva’s adoption of this standard, commencing January 1, 2014, did not have a material impact on its consolidated financial statements.

NOTE 3 – Certain transactions:

Labrys Biologics, Inc.:

On July 17, 2014, Teva purchased Labrys Biologics, Inc. (“Labrys”) for an upfront cash payment of $207 million and up to $625 million in contingent payments upon achievement of certain milestones, of which $125 million was placed by Teva in escrow. Labrys is a development stage biotechnology company focused on treatments for chronic migraine and episodic migraine. The potential additional payments were evaluated and recorded at a fair value of $251 million as of September 30, 2014. Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

NuPathe Inc.:

On February 21, 2014, Teva completed the acquisition of NuPathe Inc. (“NuPathe”). NuPathe’s leading product is Zecuity®, the only prescription migraine patch approved by the U.S. Food and Drug Administration (“FDA”) for the acute treatment of migraine with or without aura in adults.

Teva purchased all of NuPathe’s shares for consideration of $163 million. Teva may be required to make additional payments upon the achievement of sales-based milestones for Zecuity®. These potential additional payments were evaluated and recorded at a fair value of $109 million as of September 30, 2014. Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 4 – Inventories:

Inventories consisted of the following:

	September 30, 2014	December 31, 2013
	U.S. $ in millions
Finished products	$2,361	$2,567
Raw and packaging materials	1,373	1,576
Products in process	684	715
Materials in transit and payments on account	173	195

	$4,591	$5,053

NOTE 5 – Earnings per share:

Basic earnings per share is computed by dividing net income attributable to Teva by the weighted average number of ordinary shares outstanding during the period, net of treasury shares.

In computing diluted earnings per share for the nine months ended September 30, 2014 and 2013, and the three months ended September 30, 2014 and 2013, basic earnings per share was adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options and non-vested restricted stock units (“RSUs”) granted under employee stock compensation plans and one series of convertible senior debentures, using the treasury stock method; and (ii) the conversion of the remaining convertible senior debentures using the “if-converted” method, by adding interest expense on the debentures and amortization of issuance costs, net of tax benefits to net income, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures to the weighted average number of ordinary shares outstanding during the period.

NOTE 6 – Revenue recognition:

The Company recognizes revenues from product sales, including sales to distributors when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title and risk and rewards for the products are transferred to the customer.

Revenues from product sales are recorded net of provisions for estimated chargebacks, rebates, returns, prompt pay discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonably estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact.

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts, and other promotional items, such as shelf stock adjustments, are included in “sales reserves and allowances” under “current liabilities.” These provisions are recognized concurrently with the sales of products. Prompt payment discounts are netted against “accounts receivable.”

Calculations for these deductions from sales are based on historical experience and the specific terms in the individual agreements. Chargebacks and rebates are the largest components of sales reserves and allowances. Provisions for chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Rebates are recognized based on contractual obligations in place at the time of sales with consideration given to relevant factors that may affect the payment as well as historical experience for estimated market activity. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product and are estimated based on expected market performance. Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Revenue resulting from the achievement of milestone events stipulated in agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract or as a measure of substantive progress towards completion under the contract.

Revenues from licensees, sales of licensed products and technology are recorded in accordance with the contract terms, when third-party sales can be reliably measured and collection of the funds is reasonably assured.

Sales reserves and allowances consisted of the following:

	September 30, 2014	December 31, 2013
	U.S. $ in millions
Rebates	$3,737	$3,090
Chargebacks	1,072	1,114
Returns	591	573
Other	178	141

	$5,578	$4,918

NOTE 7 – Equity:

Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive loss for the three months ended September 30, 2014 and 2013:

		Three months ended September 30, 2014
Components of accumulated other comprehensive loss	Description of the reclassification to the statement of income	Other comprehensive income (loss) before reclassifications	Amounts reclassified to the statement of income	Net other comprehensive income (loss) before tax	Corresponding income tax		Net other comprehensive income (loss) after tax
Currency translation adjustment		$(717)	$—	$(717)		$—	$(717)
Unrealized gain (loss) from available-for-sale securities	Loss on marketable securities, reclassified to financial expenses-net	(29)	6	(23)		*	(23)
Unrealized gain (loss) from derivative financial instruments	Loss on derivative financial instruments, reclassified to net revenues	155	1	156		—	156
Unrealized gain (loss) on defined benefit plans	Loss on defined benefit plans, reclassified to various statement of income items**	*	*	*		*	*

Total accumulated other comprehensive income (loss)		$(591)	$7	$(584)	$	*	$(584)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

		Three months ended September 30, 2013
Components of accumulated other comprehensive loss	Description of the reclassification to the statement of income	Other comprehensive income (loss) before reclassifications	Amounts reclassified to the statement of income	Net other comprehensive income (loss) before tax	Corresponding income tax	Net other comprehensive income (loss) after tax
Currency translation adjustment		$359	$—	$359	$—	$359
Unrealized gain (loss) from available-for-sale securities	Gain on marketable securities, reclassified to financial expenses-net	11	(6)	5	*	5
Unrealized gain (loss) from derivative financial instruments		(76)	—	(76)	*	(76)
Unrealized gain (loss) on defined benefit plans	Loss on defined benefit plans, reclassified to various statement of income items**	(1)	16	15	(4)	11

Total accumulated other comprehensive income (loss)		$293	$10	$303	$(4)	$299

*	Represents an amount of less than $0.5 million.
**	Affected cost of sales, research and development expenses, selling and marketing expenses and general and administrative expenses.

The following tables present the changes in the components of accumulated other comprehensive loss for the nine months ended September 30, 2014 and 2013:

		Nine months ended September 30, 2014
Components of accumulated other comprehensive loss	Description of the reclassification to the statement of income	Other comprehensive income (loss) before reclassifications	Amounts reclassified to the statement of income	Net other comprehensive income (loss) before tax	Corresponding income tax	Net other comprehensive income (loss) after tax
Currency translation adjustment	Currency translation adjustment, reclassified to general and administrative expenses	$(884)	$(5)	$(889)	$—	$(889)
Unrealized gain (loss) from available-for-sale securities	Loss on marketable securities, reclassified to financial expenses-net	(20)	3	(17)	*	(17)
Unrealized gain (loss) from derivative financial instruments	Loss on derivative financial instruments, reclassified to net revenues	148	3	151	—	151
Unrealized gain (loss) on defined benefit plans	Loss on defined benefit plans, reclassified to various statement of income items**	*	1	1	5	6

Total accumulated other comprehensive income (loss)		$(756)	$2	$(754)	$5	$(749)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

		Nine months ended September 30, 2013
Components of accumulated other comprehensive loss	Description of the reclassification to the statement of income	Other comprehensive income (loss) before reclassifications	Amounts reclassified to the statement of income	Net other comprehensive income (loss) before tax	Corresponding income tax	Net other comprehensive income (loss) after tax
Currency translation adjustment	Currency translation adjustment, reclassified to financial expense-net	$(113)	$17	$(96)	$—	$(96)
Unrealized gain (loss) from available-for-sale securities	Gain on marketable securities, reclassified to financial expenses-net	7	(6)	1	(1)	*
Unrealized gain (loss) from derivative financial instruments	Loss on derivative financial instruments, reclassified to net revenues	(69)	5	(64)	*	(64)
Unrealized gain (loss) on defined benefit plans	Loss on defined benefit plans, reclassified to various statement of income items**	*	17	17	3	20

Total accumulated other comprehensive income (loss)		$(175)	$33	$(142)	$2	$(140)

*	Represents an amount of less than $0.5 million.
**	Affected cost of sales, research and development expenses, selling and marketing expenses and general and administrative expenses.

Share repurchase program

In December 2011, Teva’s board of directors authorized the Company to repurchase up to an aggregate of $3 billion of its ordinary shares and American depository shares, of which, as of September 30, 2014, $1.33 billion remain available for repurchases. This repurchase authorization has no time limit. Repurchases may be commenced or suspended at any time.

As of September 30, 2014, Teva had a treasury share balance of 97.2 million shares compared to a balance of 98.8 million shares as of December 31, 2013.

The following table summarizes the shares repurchased and the amount Teva spent on these repurchases:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	in millions
Amount spent on shares repurchased	$—	$—	$—	$497

Number of shares repurchased	—	—	—	12.8

NOTE 8 – Fair value measurement:

Teva’s financial instruments consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

The fair value of the financial instruments included in working capital and non-current receivables approximates their carrying value. The fair value of long-term bank loans mostly approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

Financial instruments measured at fair value

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

Financial items carried at fair value as of September 30, 2014 and December 31, 2013 are classified in the tables below in one of the three categories described above:

	September 30, 2014
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money market	$20	$—	$—	$20
Cash deposits and other	1,453	—	—	1,453
Escrow fund	125	—	—	125
Marketable securities:
Auction rate securities	—	—	13	13
Equity securities	48	—	—	48
Structured investment vehicles	—	95	—	95
Other	10	—	1	11
Derivatives:
Liabilities derivatives — mainly options and forward contracts	—	(39)	—	(39)
Liabilities derivatives — interest rate and cross-currency swaps	—	(167)	—	(167)
Asset derivatives — mainly options and forward contracts	—	55	—	55
Contingent consideration *	—	—	(622)	(622)

Total	$1,656	$(56)	$(608)	$992

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

	December 31, 2013
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money market	$9	$—	$—	$9
Cash deposits and other	1,029	—	—	1,029
Marketable securities:
Auction rate securities	—	—	18	18
Equity securities	70	—	—	70
Structured investment vehicles	—	89	—	89
Other	29	—	1	30
Derivatives:
Liability derivatives — mainly options and forward contracts	—	(17)	—	(17)
Liability derivatives — interest rate and cross-currency swaps	—	(436)	—	(436)
Asset derivatives — mainly options and forward contracts	—	28	—	28
Asset derivatives — interest rate swaps	—	2	—	2
Contingent consideration *	—	—	(366)	(366)

Total	$1,137	$(334)	$(347)	$456

*	Contingent consideration represents either liabilities or assets recorded at fair value in connection with acquisitions and the sale of our animal health unit.

Teva determined the fair value of the liability or asset for the contingent consideration based on a probability-weighted discounted cash flow analysis. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration is based on several factors, such as: the cash flows projected from the success of unapproved product candidates; the probability of success for product candidates including risks associated with uncertainty regarding achievement and payment of milestone events; the time and resources needed to complete the development and approval of product candidates; the life of the potential commercialized products and associated risks of obtaining regulatory approvals in the U.S. and Europe and the risk adjusted discount rate for fair value measurement.

The contingent consideration is evaluated quarterly or more frequently if circumstances dictate. Changes in the fair value of contingent consideration are recorded in earnings.

Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the contingent consideration liability.

The following table summarizes the activity for those financial assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	September 30, 2014	December 31, 2013
	U.S. $ in millions
Fair value at the beginning of the period	$(347)	$(98)
Amount realized	(5)	(16)
Changes in contingent consideration:
Cephalon acquisition	(34)	(12)
MicroDose acquisition	141	(232)
Sale of animal health unit	(3)	8
Contingent consideration resulting from:
NuPathe acquisition	(109)	—
Labrys acquisition	(251)	—
Other net change to fair value:
Included in earnings — financial expense — net	—	1
Included in accumulated other comprehensive loss	—	2

Fair value at the end of the period	$(608)	$(347)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Financial instruments not measured at fair value

Financial instruments measured on a basis other than fair value are mostly comprised of senior notes and convertible senior debentures, and are presented in the below table in terms of fair value:

	Estimated fair value*
	September 30,	December 31,
	2014	2013
	U.S. $ in millions
Senior notes included under long-term liabilities	$(7,729)	$(8,656)
Senior notes and convertible senior debentures included under short-term liabilities	(1,701)	(1,308)

Fair value at the end of the period	$(9,430)	$(9,964)

*	The fair value was estimated based on quoted market prices, where available.

Marketable securities

The fair value, amortized cost and gross unrealized holding gains and losses of such securities are presented in the below table:

	Fair value	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses
	U.S. $ in millions
September 30, 2014	$187	$201	$5	$19
December 31, 2013	216	213	25	22

NOTE 9 – Derivative instruments and hedging activities:

Derivative instrument disclosure

The following table summarizes the notional amounts for hedged items, when transactions are designated as hedge accounting:

	September 30,	December 31,
	2014	2013
	U.S. $ in millions
Interest rate swap — fair value hedge *	$2,250	$2,500
Cross currency swap — cash flow hedge	1,875	1,875
Forecasted transactions — cash flow hedge	320	300

The following table summarizes the classification and fair values of derivative instruments:

		Fair value
	Reported under	September 30, 2014	December 31, 2013
		U.S. $ in millions
Asset derivatives — interest rate swap — fair value hedge designated as hedging instruments	Other current assets	$—	$2
Liability derivatives — interest rate swap — fair value hedge designated as hedging instruments *	Senior notes and loans	(102)	(233)
Liability derivatives — cross currency swap — cash flow hedge designated as hedging instruments	Senior notes and loans	(65)	(203)
Liability derivatives, comprising mainly option and forward contracts, not designated as hedging instruments	Other current liabilities	(39)	(17)
Asset derivatives, comprising mainly option and forward contracts, not designated as hedging instruments	Other current assets	55	28

*	During October 2014, Teva terminated an interest rate swap agreement, designated as a fair value hedge, with respect to $500 million notional amount. As of September 30, 2014, the fair value of the interest rate swap transaction was $30 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

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Derivatives on foreign exchange contracts mainly hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, losses of $5 million and gains of $48 million were recognized under financial expenses-net for the nine months ended September 30, 2014 and 2013, respectively, and gains of $34 million and $7 million were recognized under financial expenses-net for the three months ended September 30, 2014 and 2013, respectively. Such gains offset the revaluation of the balance sheet items also recorded under financial expenses-net.

With respect to the interest rate and cross-currency swap agreements, gains of $32 million and $26 million were recognized under financial expenses-net for the nine months ended September 30, 2014 and 2013, respectively, and gains of $11 million and $7 million were recognized under financial expenses-net for the three months ended September 30, 2014 and 2013, respectively. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

NOTE 10 – Impairments, restructuring and others:

Impairments, restructuring and others consisted of the following:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
	U.S. $ in millions
Impairments of long-lived assets	$151	$131	$208	$195
Restructuring	30	33	166	97
Other (income) expense	(17)	2	(10)	36

Total	$164	$166	$364	$328

During the three months ended September 30, 2014, Teva received unfavorable phase 2 results with regards to the MDT-637 development project, which was acquired from MicroDose in the third quarter of 2013. As a result, an intangible asset of $102 million was fully impaired and its related provision for contingent liability for $90 million was released. The reversal of the contingent consideration is presented under the other expenses line item. Other impairments recorded in the period include a $29 million impairment expense to product rights in multiple locations and products, and a $20 million impairment expense related to fixed assets, based on management decisions regarding their expected use, which triggered a reassessment of fair value.

NOTE 11 – Contingencies:

General

From time to time, Teva and/or its subsidiaries are subject to claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to litigation. Teva believes that it has meritorious defenses to all actions brought against it and vigorously pursues the defense or settlement of each such action. Except as described below, Teva does not currently have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to actions disclosed in this note.

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Teva records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of these cases, management’s assessments of the likelihood of damages, and the advice of counsel, no provisions have been made regarding the matters disclosed in this note, except as noted below. Litigation outcomes and contingencies are unpredictable, and excessive verdicts can occur. Accordingly, management’s assessments involve complex judgments about future events and often rely heavily on estimates and assumptions.

Based on currently available information, Teva believes that none of the proceedings brought against it described below is likely to have a material adverse effect on its financial condition. However, if one or more of such proceedings were to result in final judgments against Teva, such judgments could be material to its results of operations and cash flow in a given period. In addition, Teva incurs significant legal fees and related expenses in the course of defending its positions even if the facts and circumstances of a particular litigation do not give rise to a provision in the financial statements.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims. Teva’s agreements with third parties may require Teva to indemnify them, or require them to indemnify Teva, for the costs and damages incurred in connection with product liability claims, in specified or unspecified amounts.

Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the United States. All third-party sales figures given below are based on IMS data.

Intellectual Property Litigation

From time to time, Teva seeks to develop generic versions of patent-protected pharmaceuticals for sale prior to patent expiration in various markets. In the United States, to obtain approval for most generics prior to the expiration of the originator’s patents, Teva must challenge the patents under the procedures set forth in the Hatch-Waxman Act of 1984, as amended. To the extent that Teva seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patents. Teva may also be involved in patent litigation involving the extent to which its product or manufacturing process techniques may infringe other originator or third-party patents.

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic version even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva.

The general rule for damages in patent infringement cases in the United States is that the patentee should be compensated by no less than a reasonable royalty, and it may also be able in certain circumstances to be compensated for its lost profits. The amount of a reasonable royalty award would be calculated based on the sales of Teva’s generic product. The amount of lost profits would be based on the lost sales of the branded product. The launch of an authorized generic and other generic competition may be relevant to the damages calculation. In addition, the patentee may seek consequential damages as well as enhanced damages of up to three times the profits lost by the patent holder for willful infringement, although courts have typically awarded much lower multiples.

Teva is also involved in litigation regarding patents in other countries where it does business, particularly in Europe, where Teva has in recent years increased the number of launches of its generic versions of branded pharmaceuticals prior to the expiration of the innovator’s patents. The laws concerning generic pharmaceuticals and patents differ from country to country. Damages for patent infringement in Europe may include lost profits or a reasonable royalty, but enhanced damages for willful infringement are generally not available.

In December 2007, Teva commenced sales of its 20 mg and 40 mg pantoprazole sodium tablets, which are the AB-rated generic versions of Wyeth’s Protonix®. Wyeth sued Teva for patent infringement, and in April 2010, a jury returned a verdict finding that the patent, which Teva had infringed, was valid. In June 2013, Teva entered into a settlement agreement with Wyeth, under which Teva agreed to pay $1.6 billion to Wyeth. As a result of the settlement, management recorded a provision of approximately $930 million in the second quarter of 2013, in addition to the $670 million provision previously recorded in the 2012 financial statements. On October 1, 2014, Teva completed its payment of $1.6 billion to Wyeth. During the third quarter of 2014, Teva recovered $121.5 million from certain of its insurance carriers. After the end of the third quarter, Teva entered into an additional settlement providing for the recovery of approximately $40 million, and management believes it may have up to approximately $300 million in additional coverage, subject to recovery from the other insurance carriers, which are currently disputing both their obligation to cover and the claimed limits of coverage.

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In September 2012, Teva launched its 10, 20, 30, 40, 50, and 60 mg methylphenidate ER products, which are the AB-rated generic versions of UCB’s Metadate CD® capsules, which had annual sales of approximately $154 million for the twelve months ended September 2012. In December 2012, UCB sued Teva in the United States District Court for the Northern District of Georgia for infringement of UCB’s formulation patent, which expires in October 2020. No trial date has been scheduled. Teva’s motion for summary judgment of non-infringement is pending before the Court. Were UCB ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to past sales of its methylphenidate ER products and enjoined from selling its methylphenidate ER products until patent expiry.

Product Liability Litigation

Teva’s business inherently exposes it to potential product liability claims, and in recent years the number of product liability claims asserted against Teva has increased. Teva maintains product liability insurance coverage in amounts and with terms that it believes are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceuticals that are not covered by insurance; in addition, it may be subject to claims for which insurance coverage is denied as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In June 2011, the United States Supreme Court held, in Pliva, Inc. v. Mensing, one of the metoclopramide cases mentioned below, that federal law preempts state law product liability claims brought against generic pharmaceutical manufacturers under a “failure to warn” theory. On June 24, 2013, the United States Supreme Court held, in Mutual Pharmaceutical Company, Inc. v. Bartlett, that “design defect” claims against a generic manufacturer are also preempted by federal law because they are essentially failure to warn claims and therefore are preempted on the same grounds as the claims in Mensing. Teva believes that these decisions are likely to reduce its aggregate exposure in currently pending product liability lawsuits involving generic products, including those described below, although the extent of such reduction is uncertain at this time.

Teva and/or its subsidiaries have been named as defendants in approximately 4,000 product liability lawsuits brought against them and other manufacturers by approximately 4,400 plaintiffs claiming injuries (including allegations of neurological disorders, such as tardive dyskinesia) from the use of metoclopramide (the generic form of Reglan®). Certain of these claims are covered by insurance. For over 20 years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing the disorder increases with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia resulting from long-term usage. The cases of approximately 500 of the plaintiffs have been dismissed or otherwise resolved to date. Teva expects to be dismissed from at least some of the remaining cases on the basis that some plaintiffs cannot demonstrate that they used a Teva product.

Approximately 40% of the plaintiffs are parties to cases against Teva that are part of a mass tort proceeding in the Philadelphia Court of Common Pleas. In addition, there are mass tort proceedings under way in state courts in California and New Jersey. All of the cases in the Philadelphia court have been stayed with respect to the generic defendants pending resolution of appeals regarding whether the claims should be dismissed due to federal preemption. On July 29, 2013, the Pennsylvania Superior Court affirmed in part and reversed in part the trial court’s denial of the generic defendants’ preemption motion. This ruling substantially allows the cases to proceed. On September 17, 2014, the Pennsylvania Supreme Court denied further review. The generic defendants filed a motion to stay the Pennsylvania cases pending the filing of a petition for certiorari with the United States Supreme Court, which was granted on October 9, 2014.

In the California litigation, which now includes about half of the total plaintiffs, the defendants’ motion to dismiss has been denied. In the New Jersey proceeding, the trial court granted the defendants’ motion to dismiss, on federal preemption grounds, all claims other than those based on an alleged failure to timely update the label. Teva appealed the trial court’s decision to allow the update claims to proceed. All of the cases in the New Jersey litigation with respect to the generic defendants have been stayed pending resolution of the appeal. Oral argument in the New Jersey appeal was held on October 15, 2014. Two or three cases outside the mass tort jurisdictions in which Pliva, Inc., a subsidiary of Teva, is a defendant are or may be scheduled for trial in the first half of 2015.

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Competition Matters

As part of its generic pharmaceuticals business, Teva has challenged a number of patents covering branded pharmaceuticals, some of which are among the most widely-prescribed and well-known drugs on the market. Many of Teva’s patent challenges have resulted in litigation relating to Teva’s attempts to market generic versions of such pharmaceuticals under the federal Hatch-Waxman Act. Some of this litigation has been resolved through settlement agreements in which Teva obtained a license to market a generic version of the drug, often years before the patents expire. Occasionally, Teva and its subsidiaries have been named as defendants in cases that allege antitrust violations arising from such settlement agreements. Teva believes that its settlement agreements are lawful and serve to increase competition, and intends to defend them vigorously. However, the plaintiffs in these cases typically allege (1) that Teva received something of value from the innovator in exchange for an agreement to delay generic entry, and (2) that they would have realized significant savings if there had been no settlement and competition had commenced earlier. These cases seek various forms of injunctive and monetary relief, including damages based on the difference between the brand price and what the generic price allegedly would have been, and disgorgement of profits, trebled under the relevant statutes, plus attorneys’ fees and costs. The damages allegedly caused by the alleged delays in generic entry generally depend on the size of the branded market and the length of the alleged delay, and can be substantial, particularly where the alleged delays are lengthy or branded drugs with sales in the billions of dollars are involved. Nonetheless, as in the modafinil opt-out case described below, many such cases may be resolved through settlement for amounts considerably less than the damages initially alleged.

On June 17, 2013, the United States Supreme Court held, in Federal Trade Commission v. Actavis, Inc. (the “AndroGel case”), that a rule of reason test should be applied in analyzing whether such settlements potentially violate the federal antitrust laws. The Supreme Court held that a trial court must analyze each agreement in its entirety in order to determine whether it violates the antitrust laws. This new test may lead to increased scrutiny of Teva’s patent settlements, additional administrative action by the Federal Trade Commission (“FTC”), and an increased risk of liability in Teva’s currently pending antitrust litigations.

In April 2006, certain subsidiaries of Teva were named in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges that the settlement agreements involving finished modafinil products (the generic version of Provigil®) that Cephalon, Inc., a Teva subsidiary (“Cephalon”), entered into with various generic pharmaceutical companies in late 2005 and early 2006 were unlawful because they had the effect of excluding generic competition. The first lawsuit was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. The first generic modafinil product was launched in March 2012. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers, by an individual indirect purchaser, by certain retail chain pharmacies and by Apotex, Inc. Annual sales of Provigil® were approximately $500 million at the time of the settlement agreements, and approximately $1 billion when the first generic modafinil product was launched in March 2012.

In February 2008, following an investigation, the FTC sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. In March 2010, the District Court denied defendants’ motions to dismiss the federal antitrust claims and some of the related state law claims. No fines or penalties have been asserted against Cephalon to date and no provision has been recorded for this matter. On December 9, 2013, the FTC filed a motion seeking to add Teva as a defendant and indicated that it intends to seek disgorgement of profits as an equitable remedy, although it has not yet amended its complaint to include a request for disgorgement. Teva contends that the FTC is not entitled as a matter of law to seek disgorgement.

In May 2010, an independent pharmacy in Ohio filed suit with the same allegations. This case has been transferred to the Eastern District of Pennsylvania.

Teva has settled with certain of the retail chain pharmacies (representing approximately half of the direct purchases of Provigil® from Cephalon) and, given the significant similarities in the claims asserted and damages claimed by certain other purchaser plaintiffs, has concluded that a provision for certain other parts of the litigation is warranted. Accordingly, in 2013 management recorded a charge of $495 million in the financial statements for these matters. Management expects that the settlement demands of the remaining parties could be significantly higher, and there can be no assurance that Teva will be able to reach settlements with the remaining parties on these terms.

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(Unaudited)

In October 2011, the District Court hearing the antitrust cases described above, as well as patent claims brought by plaintiff Apotex, issued its decision regarding Apotex’s invalidity claims, finding a Cephalon patent to be invalid based on obviousness, among other things, and unenforceable based on inequitable conduct. In March 2012, the District Court ruled that Apotex’s product does not infringe Cephalon’s patent. On April 8, 2013, the United States Court of Appeals for the Federal Circuit affirmed the District Court’s rulings of invalidity and inequitable conduct. The plaintiffs in the antitrust case filed motions for summary judgment asking the District Court (1) to apply the inequitable conduct and invalidity findings to the antitrust cases in an effort to establish antitrust liability, and (2) to find a conspiracy between and among Cephalon and the generic companies. Teva opposed those motions and moved for summary judgment, asserting that the FTC’s case against Cephalon is moot and that the conspiracy claims should be dismissed. In addition, all defendants moved for summary judgment on the grounds that there were no impermissible payments from Cephalon to the generic defendants. On March 13, 2014, the District Court denied, in part, plaintiffs’ motion for summary judgment to apply the inequitable conduct and invalidity findings to the antitrust case to establish antitrust liability. On July 29, 2014, the District Court denied Cephalon’s motion to dismiss the FTC’s case as moot, and granted the FTC’s motion that Cephalon is precluded from raising arguments about the merits of the patent case or the strength of the patent in the FTC case. This ruling applies only in the FTC’s case. On June 23, 2014, the District Court granted defendants’ summary judgment motion that there was no conspiracy between and among Cephalon and the generic defendants. On August 19, 2014, the District Court denied Apotex’s motion for partial summary judgment seeking a ruling that Cephalon possessed monopoly power, holding that the motion raised fact issues that must be resolved at trial. The District Court has not yet ruled on any of the other pending motions. Defendants’ summary judgment motion that none of the settlement agreements contained an impermissible reverse payment will be argued on November 6, 2014. Trial dates have not been set for any of the cases. Management has recorded a provision in the financial statements for the Apotex litigation.

In April 2011, the European Commission opened a formal investigation against both Cephalon and Teva to assess whether the 2005 settlement agreement between the parties might have had the object or effect of hindering the entry of generic modafinil. The opening of proceedings indicates that the Commission will investigate the case as a matter of priority, but does not mean that there has been a definitive finding of violation of law.

Barr Laboratories, Inc., a subsidiary of Teva (“Barr”), is a defendant in actions in California, Florida and Kansas alleging that a January 1997 patent litigation settlement agreement between Barr and Bayer Corporation was anticompetitive and violated state antitrust and consumer protection laws. An earlier federal multidistrict action regarding the same settlement agreement was effectively ended by a final court decision in the company’s favor. In the California case, the trial court granted defendants’ summary judgment motions, and the California Court of Appeal affirmed in October 2011. The plaintiffs petitioned for review by the California Supreme Court, which decided to hear the appeal, but then suspended the case before completion of briefing, pending the United States Supreme Court’s disposition of the AndroGel case. The trial court approved a $74 million class settlement with Bayer, and the California Supreme Court requested supplemental briefs addressing the effect of the AndroGel case on plaintiffs’ appeal of the grant of summary judgment for the remaining defendants in this case. Based on the plaintiffs’ expert testimony in the now-terminated federal multidistrict litigation, estimated sales of ciprofloxacin in California were approximately $500 million during the alleged damages period. The Kansas and Florida actions are in relatively early stages. In the Kansas action, class certification briefing concluded on August 22, 2014; no schedule has been set in the Florida action.

In December 2011, three groups of plaintiffs sued Wyeth and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving extended release venlafaxine (generic Effexor® XR) entered into in November 2005. The cases were filed by a purported class of direct purchasers, by a purported class of indirect purchasers and by certain chain pharmacies. The plaintiffs claim that the settlement agreement between Wyeth and Teva unlawfully delayed generic entry. Teva filed motions to dismiss in April 2012. The case was stayed pending the decision in the AndroGel case, and has now been re-opened. The defendants’ motions to dismiss were heard on September 10, 2013. On October 7, 2014, the court granted the motion as to Teva in the direct purchaser cases and requested briefing on the impact of its ruling for the indirect purchaser cases. On October 22, 2014, the direct purchaser plaintiffs filed a motion for reconsideration. Annual sales of Effexor® XR were approximately $2.6 billion at the time of settlement and at the time generic versions were launched in July 2010.

In February 2012, two purported classes of direct-purchaser plaintiffs sued GlaxoSmithKline (“GSK”) and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving lamotrigine (generic Lamictal®) entered into in February 2005. In August 2012, a purported class of indirect purchaser plaintiffs filed a nearly identical complaint against GSK and Teva. The plaintiffs claim that the settlement agreement unlawfully delayed generic entry and seek unspecified damages.

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Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

In December 2012, the District Court dismissed the cases. The plaintiffs’ appeal was stayed pending the decision in the AndroGel case and was remanded for further proceedings. On January 24, 2014, the District Court denied the direct purchaser plaintiffs’ motion for reconsideration and affirmed its original dismissal of the cases. The direct purchaser plaintiffs have appealed this ruling. Oral argument for the appeal is scheduled for November 21, 2014. The indirect purchaser plaintiffs’ motion is still pending. Annual sales of Lamictal® were approximately $950 million at the time of the settlement, and approximately $2.3 billion at the time generic competition commenced in July 2008.

Starting in September 2012, plaintiffs in numerous cases, including overlapping purported class actions, sued AstraZeneca and Teva, as well as Ranbaxy and Dr. Reddy’s, for violating the antitrust laws by entering into settlement agreements to resolve the esomeprazole (generic Nexium®) patent litigation. Teva entered into its settlement agreement in January 2010. These cases have been consolidated and transferred to the United States District Court for the District of Massachusetts. The defendants’ motions to dismiss were denied on April 18, 2013. Trial began on October 20, 2014 and is expected to last approximately six weeks. If the jury returns a verdict of liability, a separate trial on damages will be scheduled. Any damages assessed would depend upon when the jury determines that generic entry of esomeprazole would have occurred. The plaintiffs contend that generic entry could have occurred as early as mid-2008. On June 18, 2014, a group of end payors who opted out of the action in the District of Massachusetts filed a complaint, with nearly identical allegations as the action in the District of Massachusetts, in the Philadelphia Court of Common Pleas (the “Philadelphia Action”). This case was removed to federal court and on September 16, 2014 was remanded to state court. Proceedings in the Philadelphia Action are stayed pending resolution of the action in the District of Massachusetts. Annual sales of Nexium® were approximately $6.3 billion at the time the Teva settlement agreement was entered into, and annual sales are currently approximately $6 billion.

In April 2013, purported classes of direct purchasers of and end payors for Niaspan® (extended release niacin) sued Teva and Abbott for violating the antitrust laws by entering into a settlement agreement in April 2005 to resolve patent litigation over the product. A multidistrict litigation has been established in the United States District Court for the Eastern District of Pennsylvania. On March 17, 2014, Teva and Abbott filed a motion to dismiss the complaint on the grounds that the action is barred by the applicable statute of limitations and that the settlement agreement did not contain any impermissible payment. On September 8, 2014, the motion was denied. Annual sales of Niaspan® were approximately $416 million at the time of the settlement and approximately $1.1 billion at the time generic competition commenced in September 2013.

Since July 2013, numerous lawsuits have been filed in several United States District Courts by purported classes of end payors for, and direct purchasers of, Solodyn® ER (minocycline hydrochloride) against Medicis, the innovator, and several generic manufacturers, including Teva. The lawsuits allege, among other things, that the settlement agreements between Medicis and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Medicis in March 2009. A multidistrict litigation has been established in the United States District Court for the District of Massachusetts. On September 12, 2014, plaintiffs filed an amended complaint that did not name Teva as a defendant. Annual sales of Solodyn® ER were approximately $380 million at the time Teva settled, and approximately $765 million at the time generic competition entered the market on a permanent basis in November 2011.

Since November 2013, numerous lawsuits have been filed in several United States District Courts by purported classes of end payors for, and direct purchasers of, Aggrenox® (dipyridamole/aspirin tablets) against Boehringer Ingelheim (“BI”), the innovator, and several Teva entities. The lawsuits allege, among other things, that the settlement agreement between BI and Barr entered into in August 2008 violated the antitrust laws. A multidistrict litigation has been established in the United States District Court for the District of Connecticut. On July 15, 2014, Teva and BI filed a motion to dismiss on the grounds that the action is barred by the statute of limitations and that the settlement agreement did not contain an impermissible payment. Oral argument on the motion was held on October 27, 2014. Annual sales of Aggrenox® were approximately $340 million at the time of the settlement, and are approximately $470 million at the current time.

Since January 2014, numerous lawsuits have been filed in the United States District Court for the Southern District of New York by purported classes of end payors for ACTOS® and ACTOplus Met® (pioglitazone and pioglitazone plus metformin) against Takeda, the innovator, and several generic manufacturers, including Teva. The lawsuits allege, among other things, that the settlement agreements between Takeda and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Takeda in December 2010. On July 11, 2014, Teva and other defendants filed a motion to dismiss on the grounds that the agreements did not contain an impermissible reverse payment and the plaintiffs failed to allege antitrust injury.

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Rather than respond to the motion, plaintiffs amended their complaint. Defendants filed motions to dismiss the amended complaint on October 10, 2014. At the time of the settlement, annual sales of ACTOS® were approximately $3.7 billion and annual sales of ACTOplus Met® were approximately $500 million. At the time generic competition commenced in August 2012, annual sales of ACTOS® were approximately $2.8 billion and annual sales of ACTOplus Met® were approximately $430 million.

On September 8, 2014, the FTC sued AbbVie Inc. and certain of its affiliates (“AbbVie”) and Teva in the United States District Court for the Eastern District of Pennsylvania alleging that they violated the antitrust laws when they entered into two separate agreements: (1) a settlement agreement to resolve the AndroGel® patent litigation and (2) a supply agreement under which AbbVie would supply authorized generic product for TriCor® to Teva. The FTC alleges that Teva agreed to delay the entry of its generic testosterone gel product in exchange for entering into the TriCor supply agreement. The defendants have until November 11, 2014 to respond to the complaint.

Government Investigations and Litigation Relating to Pricing and Marketing

Teva is involved in government investigations and litigation arising from the marketing and promotion of its specialty pharmaceutical products in the United States. Many of these investigations originate through what are known as qui tam complaints, in which the government reviews a complaint filed under seal by a whistleblower (a “relator”) that alleges violations of the federal False Claims Act. The government considers whether to investigate the allegations and will, in many cases, issue subpoenas requesting documents and other information, including conducting witness interviews. The government must decide whether to intervene and pursue the claims as the plaintiff. Once a decision is made by the government, the complaint is unsealed. If the government decides not to intervene, then the relator may decide to pursue the lawsuit on his own without the active participation of the government.

Under the federal False Claims Act, the government (or relators who pursue the claims without the participation of the government in the case) may seek to recover up to three times the amount of damages in addition to a civil penalty of $5,500 to $11,000 for each allegedly false claim submitted to the government for payment. Generally speaking, these cases take several years for the investigation to be completed and, ultimately, to be resolved (either through litigation or settlement) after the complaint is unsealed. In addition, some states have pursued investigations under state false claims statutes or consumer protection laws, either in conjunction with a government investigation or separately. There is often collateral litigation that arises from public disclosures of government investigations, including the filing of class action lawsuits by third party payors alleging fraud-based claims or by shareholders alleging violations of the securities laws.

A number of state attorneys general and others have filed various actions against Teva and/or certain of its subsidiaries in the United States (collectively, the “Teva parties”) relating to reimbursements or drug price reporting under Medicaid or other programs. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. The Teva parties have reached settlements in most of these cases, and remain parties to litigation in Illinois and Wisconsin. A provision for the cases has been included in the financial statements. Trial in the Illinois case concluded in the fourth quarter of 2013, and the court has asked for post-trial briefing and argument. The State of Illinois is seeking approximately $100 million in compensatory damages. Any such damages ultimately awarded by the court are subject to automatic trebling. In addition, the state is seeking unspecified statutory penalties that could range, depending on the method used for calculation, from a de minimis amount to well over $100 million. Teva denies any liability, and will argue that even if the court finds liability, compensatory damages and penalties should be significantly less than the amount sought by the state. A trial in the Wisconsin case is scheduled to begin on November 17, 2014.

Several qui tam complaints have been unsealed in recent years as a result of government decisions not to participate in the cases. The following is a summary of certain government investigations, qui tam actions and related matters.

In December 2009, the United States District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including certain Teva subsidiaries, violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI products that were allegedly ineligible for reimbursement. The Department of Justice declined to join in the matter. The defendants, including Teva, filed a motion to dismiss, which was granted on February 25, 2013. The plaintiffs’ deadline to appeal the dismissal has not yet expired.

In September 2013, the State of Louisiana filed a complaint seeking unspecified damages against 54 pharmaceutical companies, including several Teva subsidiaries. The complaint asserts that each of the defendants allegedly defrauded the state by falsely representing that its products were FDA-approved drugs, which allegedly caused the state Medicaid program to pay millions of dollars in reimbursement claims for products that it would not otherwise have covered.

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(Unaudited)

Cephalon has received and responded to subpoenas related to Treanda®, Nuvigil® and Fentora®. In March 2013, in United States ex rel. Cestra v. Cephalon, Inc., a federal False Claims Act complaint filed against Cephalon in the United States District Court for the Southern District of New York was unsealed. The case was transferred to the Eastern District of Pennsylvania. The complaint alleges off-label promotion of Treanda® and Fentora®. Although the government declined to intervene, the relator is proceeding with the matter and has filed a second amended complaint. On October 9, 2014, the District Court granted Cephalon’s motion to dismiss Cestra’s Fentora claims on jurisdictional grounds. Cephalon’s motion to dismiss the Treanda claims on 12(b)(6) and 9(b) grounds remains pending. In January 2014, in United States ex rel. Boise v. Cephalon, Inc., a separate federal False Claims Act complaint that had been filed in the United States District Court for the Eastern District of Pennsylvania was served on Cephalon. The government has declined to intervene, and the relator is proceeding with the matter. The plaintiff filed a second amended complaint alleging off-label promotion of Fentora®, Nuvigil® and Provigil®. Cephalon filed motions to dismiss on jurisdictional grounds. On October 9, 2014, the District Court dismissed the relators’ Fentora claims, stayed its decision on the relators’ Provigil claims pending a Supreme Court decision on the same jurisdictional issue, and denied Cephalon’s motion to dismiss as to two of the relators’ Nuvigil claims. The Cestra and Boise relators also filed a motion to consolidate the actions. Briefing on this issue is being postponed pending the court’s decision on Cephalon’s jurisdictional motions. If such motions are denied, the cases may be consolidated.

Cephalon is a defendant in a putative class action filed in the United States District Court for the Eastern District of Pennsylvania in which plaintiffs, third party payors, allege approximately $700 million in losses resulting from the promotion and prescription of Actiq® for uses not approved by the FDA despite the availability of allegedly less expensive pain management drugs that were more appropriate for patients’ conditions. A hearing on the plaintiffs’ motion for class certification was held on July 24, 2013. If the court grants certification, a jury trial will be scheduled. Cephalon is defending a separate putative class action law suit with similar off-label claims involving Provigil® and Gabitril® brought by the American Federation of State, County and Municipal Employees, District Council 47 Health and Welfare Fund.

In May 2014, the court granted Cephalon’s motion to dismiss a putative class action brought by the Indiana/Kentucky/Ohio Regional Council of Carpenters Welfare Fund on behalf of third party payors that was filed in the United States District Court for the Eastern District of Pennsylvania alleging off-label promotion of Fentora®. The deadline to file an appeal was June 20, 2014, and no appeal was filed. In July 2014, the court granted Cephalon and Teva’s motion to dismiss an action brought by certain Travelers entities that was filed in the Eastern District of Pennsylvania alleging off-label marketing of Actiq® and Fentora®. The plaintiffs’ motion to amend the judgment and file a second amended complaint was denied on September 24, 2014, and the plaintiffs filed an appeal on October 23, 2014. Cephalon is also a defendant in a lawsuit filed by the State of South Carolina alleging violations of the state’s unfair trade practices law and common law in connection with the alleged off-label promotion of Actiq®, Provigil® and Gabitril®.

On May 21, 2014, counsel for Santa Clara County and Orange County, purportedly on behalf of the People of California, filed a complaint in the Superior Court for Orange County, California against Teva and Cephalon, along with several other pharmaceutical companies, contending that defendants allegedly engaged in off-label promotion in the sale of opioids, including Actiq® and Fentora®. On July 11, 2014, the case was removed to the Central District of California. On June 2, 2014, the City of Chicago filed a similar complaint against Teva and Cephalon in the Circuit Court of Cook County, Illinois, which has been removed to the Northern District of Illinois. The California plaintiffs filed a motion to remand the case to state court, and that motion remains pending Both complaints assert claims under state law based upon alleged off-label promotion in the sale of opioids, and both seek a variety of damages, including restitution, civil penalties, disgorgement of profits, treble damages, attorneys’ fees and injunctive relief. Neither complaint specifies the exact amount of damages at issue. Teva and Cephalon have not yet responded to the complaint in the California action and have filed a motion to dismiss the Chicago action.

On January 8, 2014, Teva received a civil investigative demand from the United States Attorney for the Southern District of New York seeking documents and information from January 1, 2006 related to sales, marketing and promotion of Copaxone® and Azilect®. The demand states that the government is investigating possible civil violations of the federal False Claims Act. Teva is complying with the subpoena.

Beginning in 2012, Teva received subpoenas and informal document requests from the SEC and the Department of Justice (“DOJ”) to produce documents with respect to compliance with the U.S. Foreign Corrupt Practices Act (the “FCPA”) in certain countries. Teva has provided and will continue to provide documents and other information to the SEC and the DOJ, and is cooperating with the government in their investigations of these matters.

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(Unaudited)

Teva is also conducting a voluntary worldwide investigation into certain business practices that may have FCPA implications and has engaged independent counsel to assist in its investigation. In the course of its investigation, which is continuing, Teva has identified issues in Russia, certain European countries, certain Latin American countries and other countries where it conducts business that could rise to the level of FCPA violations and/or violations of local law. In connection with its investigation of these issues, Teva has become aware that Teva affiliates in certain countries under investigation provided to local authorities inaccurate or altered information relating to marketing or promotional practices. Teva continues to bring these issues to the attention of the SEC and the DOJ. No conclusion can be drawn at this time as to any likely outcomes in these matters.

Shareholder Litigation

On December 18, 2013, a putative class action securities lawsuit was filed in the United States District Court for the Southern District of New York on behalf of purchasers of Teva’s securities between January 1, 2012 and October 29, 2013. The complaint alleges that Teva and certain directors and officers violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and that the individual defendants violated Section 20 of the Exchange Act, by making false and misleading statements that failed to disclose the existence of significant internal discord between Teva’s board of directors and senior management concerning execution of Teva’s strategies, including implementation of a cost reduction program. On July 8, 2014, an amended complaint was filed, changing the starting date of the alleged class period to August 1, 2013. On October 17, 2014, Teva filed a motion to dismiss the complaint. The plaintiff is seeking unspecified compensatory damages and reimbursement for litigation expenses.

Other Litigation

In January 2013, GSK filed a lawsuit against Teva for violations of the Lanham Act in the marketing of its Budeprion XL 300 mg product. The lawsuit alleges that Teva made false representations in claiming that Budeprion XL 300 mg was bioequivalent to GSK’s Wellbutrin® XL 300 mg and “implicitly communicated” that the product was as safe and efficacious as GSK’s product. At the time Teva began selling Budeprion XL 300 mg, annual sales of Wellbutrin® XL 300 mg were approximately $1 billion. In April 2013, Teva filed a motion to dismiss the complaint on the grounds that GSK cannot retroactively challenge through the Lanham Act a determination of bioequivalence made by the FDA, and that Teva’s alleged statements were not false or misleading as a matter of law. On March 10, 2014, the motion was denied, and Teva’s motion for reconsideration was denied on July 18, 2014.

Environmental Matters

Teva is party to a number of environmental proceedings, or has received claims, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged noncompliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings and claims seek to require the generators of hazardous wastes disposed of at a third-party-owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the site or to pay for such activities, including for oversight by governmental authorities, the response costs associated with such oversight and any related damages to natural resources. Teva has received claims, or has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted the environment.

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties, under certain circumstances, may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup and other costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings or for which claims have been asserted; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, the amounts of which have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are identifiable and estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, indemnitors, former site owners or operators or other potentially responsible parties. In addition, enforcement proceedings relating to alleged federal and state regulatory violations at some

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of Teva’s facilities have resulted, or may result, in the imposition of significant penalties (in amounts not expected to materially adversely affect Teva’s results of operations) and the recovery of certain state costs and natural resource damages, and have required, or may require, that corrective measures and enhanced compliance measures be implemented.

NOTE 12 – Segments:

Teva has two reportable segments: generic and specialty medicines. The generics segment develops, manufactures, sells and distributes generic or branded generic medicines as well as active pharmaceutical ingredients (“API”). The specialty segment engages in the development, manufacture, sale and distribution of branded specialty medicines such as those for central nervous system and respiratory indications, as well as those marketed in oncology, women’s health and other specialty businesses.

Teva’s other activities include the over-the-counter (“OTC”) medicines business, distribution activity mainly in Israel and Hungary and medical devices. The OTC activity is primarily conducted through a joint venture with P&G, which combines Teva’s production capabilities and market reach with P&G’s marketing expertise and expansive global platform.

Teva’s chief executive officer, who is the chief operating decision maker (“CODM”), reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the two identified reportable segments, namely generic and specialty medicines, and revenues by geographical markets.

The accounting policies of the individual segments are the same as those described in the summary of significant accounting policies in note 1 to the annual consolidated financial statements included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2013.

Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items.

Teva manages its assets on a total company basis, not by segments, as many of its assets are shared or commingled. Teva’s CODM does not regularly review asset information by operating segment, and therefore Teva does not report asset information by operating segment.

During the nine months ended September 30, 2014, the classification of certain of our products was changed, in line with the Company’s strategy. The comparable figures have been conformed to reflect the revised classification for all periods.

Teva’s new chief executive officer is reviewing the Company’s strategy and organizational structure. Any changes in strategy may lead to a reevaluation of Teva’s current segments and goodwill assignment. In connection with such organizational changes, effective July 1, 2014, Teva appointed a new President of Global Generic Medicines to lead all of its generic and OTC businesses. Going forward, Teva will consider the impact of such changes on its segment reporting.

Segment information

The following tables present profitability by segments, and a reconciliation of Teva’s segment profitability to Teva’s consolidated income before income taxes for the three and nine months ended September 30, 2014 and 2013:

	Generics		Specialty
	Three months ended September 30,		Three months ended September 30,
	2014	2013	2014	2013
	U.S.$ in millions		U.S.$ in millions
Revenues	$2,432	$2,489	$2,176	$2,071
Gross profit	1,078	984	1,890	1,788
R&D expenses	134	119	223	221
S&M expenses	388	469	473	445

Segment profitability	$556	$396	$1,194	$1,122

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	Generics		Specialty
	Nine months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	U.S.$ in millions		U.S.$ in millions
Revenues	$7,345	$7,222	$6,317	$6,174
Gross profit	3,166	2,924	5,501	5,346
R&D expenses	384	351	664	630
S&M expenses	1,195	1,419	1,456	1,348

Segment profitability	$1,587	$1,154	$3,381	$3,368

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
	U.S.$ in millions
Generic medicine profitability	$556	$396	$1,587	$1,154
Specialty medicine profitability	1,194	1,122	3,381	3,368

Total segment profitability	1,750	1,518	4,968	4,522
Profitability of other activities	47	109	165	241

Total profitability	1,797	1,627	5,133	4,763
Amounts not allocated to segments:
Amortization	242	300	783	867
General and administrative expenses	293	297	897	923
Legal settlements and loss contingencies	(122)	47	(67)	1,509
Impairments, restructuring and others	164	166	364	328
Other unallocated amounts	108	16	147	47

Consolidated operating income	1,112	801	3,009	1,089

Financial expenses — net	84	76	243	340

Consolidated income before income taxes	$1,028	$725	$2,766	$749

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(Unaudited)

Segment revenues by geographic area:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	U.S.$ in millions
Generic Medicine
United States	$1,124	$1,137	$3,240	$2,997
Europe*	757	784	2,389	2,460
Rest of the World	551	568	1,716	1,765

Total Generic Medicine	2,432	2,489	7,345	7,222
Specialty Medicine
United States	1,533	1,508	4,482	4,485
Europe*	467	460	1,450	1,351
Rest of the World	176	103	385	338

Total Specialty Medicine	2,176	2,071	6,317	6,174
Other Revenues
United States	3	66	104	192
Europe*	184	194	597	578
Rest of the World	263	239	741	718

Total Other Revenues	450	499	1,442	1,488

Total Revenues	$5,058	$5,059	$15,104	$14,884

*	All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.

Net revenues from specialty medicines were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	U.S. $ in millions
CNS	$1,440	$1,362	$4,124	$4,082
Copaxone®	1,107	1,052	3,116	3,186
Azilect®	103	93	320	273
Nuvigil®	94	87	283	244
Oncology	299	251	845	736
Treanda®	180	184	541	532
Respiratory	218	235	705	710
ProAir®	111	112	358	315
Qvar®	64	69	209	239
Women’s health	137	134	389	376
Other Specialty	82	89	254	270

Total Specialty Medicine	$2,176	$2,071	$6,317	$6,174

A significant portion of Teva’s revenues, and a higher proportion of the Company’s profits, come from the manufacture and sale of patent-protected pharmaceuticals. Many of Teva’s innovative products are covered by several patents that expire at different times. Nevertheless, once patent protection has expired, or has been lost prior to the expiration date as a result of a legal challenge, Teva no longer has exclusivity on these products, and generic pharmaceutical manufacturers are able to produce similar (or purportedly similar) products and sell them for a lower price.

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The commencement of generic competition, even in the form of non-equivalent products, can result in a substantial decrease in revenues for a particular innovative drug in a very short time. Any such expiration or loss of intellectual property rights could therefore significantly adversely affect Teva’s results of operations and financial condition.

In particular, as a result of a successful patent challenge in the United States, U.S. patents covering Copaxone® 20 mg/mL expired in May 2014. As a result, a generic version of this product could be sold in the United States if FDA approval is obtained. Teva has patents expiring in May 2015 in most of the rest of the world. Teva is in discussions with the FDA regarding clinical trial requirements for any proposed generic version of Copaxone®, and is not aware of the imminent approval of such a product. Nonetheless, the introduction of any generic competition (even a purported generic) for Copaxone® would likely have a material adverse effect on Teva’s financial results and cash flow. Moreover, Teva’s business strategy for Copaxone® relies heavily on the continued migration of current daily Copaxone® 20 mg/mL patients to its new Copaxone® 40 mg/mL version. If Teva fails to commercialize this new product according to plans, there could be a further material adverse effect on the Company’s financial results and cash flow.

For the nine months ended September 30, 2014, Copaxone® revenues in the United States, which include revenues from both Copaxone® 20 mg/mL and the new Copaxone® 40 mg/mL product, amounted to $2.3 billion (approximately 29% of U.S. revenues) and Copaxone® revenues outside the United States amounted to $838 million (approximately 12% of Teva’s non-U.S. revenues).

The profitability of the multiple sclerosis franchise, which is comprised of Copaxone® products and laquinimod (a developmental compound for the treatment of multiple sclerosis), was $2.3 billion for the nine months ended September 30, 2014, compared to $2.4 billion for the nine months ended September 30, 2013. The profitability of the multiple sclerosis franchise as a percentage of Copaxone® revenues was 75.0% for the nine months ended September 30, 2014 and 76.1% for the nine months ended September 30, 2013.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

The following discussion and analysis contains forward-looking statements, which are based on management’s current beliefs and expectations. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential generic versions) and our ability to migrate users to our new 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to successfully pursue and consummate suitable acquisitions or licensing opportunities; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain executives or other key personnel; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; the potential for significant tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the SEC.

Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2013. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Introduction

Overview

We are a fully integrated global pharmaceutical company, with extensive R&D, manufacturing and distribution capabilities. Our business includes two primary segments: generic medicines and specialty medicines, as well as certain additional activities that are not part of these segments, such as our joint venture with P&G for the sale of OTC products. As the world’s largest generic company with an established specialty medicines portfolio, we are strategically positioned to benefit from current changes in the global healthcare environment.

We operate in pharmaceutical markets worldwide, with major operations in the United States, Europe and our ROW markets.

Our business strategy seeks to capitalize on the growing global need for medicines and evolving market, economic and legislative dynamics. These dynamics include the aging population, increased spending on pharmaceuticals in emerging markets, economic pressure on governments and private payors to provide cost-effective healthcare solutions, legislative and regulatory reforms, unmet patient needs, an increase in patient awareness and the growing importance of OTC medicines.

We believe that our targeted strategy, dedicated leadership and employees, world-leading generics expertise and portfolio, global reach, integrated R&D capabilities and global infrastructure and scale position us to take advantage of opportunities created by these dynamics.

Segments

We operate our business in two segments:

•	Generic medicines, which include chemical and therapeutic equivalents of originator pharmaceuticals in a variety of dosage forms, including tablets, capsules, ointments, creams, liquids, injectables and inhalants. We are the leading generic drug company in the United States and Europe, and we have a significant or growing presence in our ROW markets. We are also one of the world’s leading manufacturers of APIs.

•	Specialty medicines, which include several franchises, most significantly medicines for central nervous system (“CNS”) disorders such as Copaxone®, Azilect® and Nuvigil®; respiratory medicines such as ProAir® HFA and QVAR®; oncology medicines such as Treanda®, as well as other areas such as women’s health. Our specialty business also includes our emerging new therapeutic entities (“NTE”) activity.

In addition to these two segments, we have other activities, primarily PGT Healthcare, our OTC joint venture with P&G, distribution services, primarily in Israel and Hungary, and sales of medical devices.

Effective as of July 1, 2014, Teva appointed a new President of Global Generics to lead all of its generic and OTC businesses. Going forward, we will consider the impact of such changes on our segment reporting.

Highlights

Significant highlights of the third quarter of 2014 included:

•	Our revenues amounted to $5.1 billion, flat as compared to the third quarter of 2013.

•	Our generic medicines segment generated revenues of $2.4 billion and profitability of $556 million. Revenues decreased 2% compared to the third quarter of 2013, but profitability increased 40%. The increase in profitability was mainly due to higher profitability in the United States and Europe.

•	Our specialty medicines segment generated revenues of $2.2 billion and profitability of $1.2 billion, up 5% and 6%, respectively, from the third quarter of 2013. Specialty revenues increased mainly due to higher sales of Copaxone® in Russia and launches of our G-CSF oncology products, Lonquex® and Granix®. The increase in profit reflects the increase in sales.

•	In January 2014, we launched Copaxone® 40 mg/mL, a higher dose of Copaxone® with a three times a week dosing regimen for patients with relapsing-remitting multiple sclerosis (“RRMS”), following approval by the FDA. At the end of the third quarter, U.S. market shares in terms of new and total prescriptions for Copaxone® 40 mg/mL were 13.3% and 17.6%, respectively. Our U.S. market shares for our two Copaxone® products in terms of new and total prescriptions were 28.3% and 32.2%, respectively, according to September 2014 IMS data, with Copaxone® 40 mg/mL accounting for 55% of total Copaxone® prescriptions.

•	We recorded income of $122 million for legal settlements and loss contingencies in the quarter, compared to an expense of $47 million in the third quarter of 2013.

•	Operating income amounted to $1.1 billion, compared to $801 million in the third quarter of 2013. As a percentage of revenues, operating income was 22.0% in the third quarter of 2014 compared to 15.8% in the third quarter of 2013. The increase was mainly due to the improved profitability of our generics and specialty segments as well as the income from legal settlements and loss contingencies.

•	Net income attributable to Teva amounted to $876 million, compared to $711 million in the third quarter of 2013.

•	Exchange rate differences between the current quarter and the third quarter of 2013 had a negative impact of $57 million on revenues, a net negative impact of $26 million on operating income and a negative impact of $0.7 billion on our equity.

Labrys Acquisition

On July 17, 2014, Teva completed the acquisition of Labrys Biologics, Inc., a development stage biotechnology company focused on treatments for chronic migraine and episodic migraine.

Teva purchased Labrys for $207 million paid in cash at closing. Additional payments of up to $625 million are contingent upon achievement of certain milestones, of which $125 million was placed by Teva in escrow.

Comparison of Three Months Ended September 30, 2014 to Three Months Ended September 30, 2013

The following table sets forth, for the periods indicated, certain financial data derived from our U.S. GAAP financial statements, presented as percentages of net revenues, and the percentage change for each item as compared to the previous period.

	Percentage of Net Revenues Three Months Ended		Percentage Change 2014-2013
	September 30,
	2014	2013
	%	%	%
Net revenues	100.0	100.0	*
Gross profit	55.5	52.0	7
Research and development expenses	8.1	6.9	18
Selling and marketing expenses	18.8	19.2	(2)
General and administrative expenses	5.8	5.9	(1)
Legal settlements and loss contingencies	(2.4)	0.9	n/a
Impairments, restructuring and others	3.2	3.3	(1)
Operating income	22.0	15.8	39
Financial expenses — net	1.7	1.5	11
Income before income taxes	20.3	14.3	42
Income taxes	3.2	0.2	1,233
Share in losses of associated companies — net	0.1	0.1	(29)
Net loss attributable to non-controlling interests	(0.3)	(0.1)	160
Net income attributable to Teva	17.3	14.1	23

*	Represents an amount of less than 0.5%.

Segment Information

Generic Medicine Segment

The following table presents revenues and profitability of our generic medicine segment for the three months ended September 30, 2014 and 2013:

	Three Months Ended September 30,
	2014		2013
	U.S.$ in millions / % of Segment Revenues
Revenues	$2,432	100.0%	$2,489	100.0%
Gross profit	1,078	44.3	984	39.5
R&D expenses	134	5.5	119	4.8
S&M expenses	388	16.0	469	18.8

Segment profitability*	$556	22.9%	$396	15.9%

*	Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items. See note 12 to our consolidated financial statements and “Operating Income” below for additional information.

The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

Revenues

Our generic medicine segment includes sales of generic medicines as well as API sales to third parties. In the third quarter of 2014, revenues from our generic medicine segment amounted to $2.4 billion, a decrease of $57 million, or 2%, compared to the third quarter of 2013. In local currency terms, revenues decreased 1%.

Our largest market for generics is the United States, with revenues of $1.1 billion in the third quarter of 2014 (representing 46% of total generics revenues in the quarter), a decrease of 1% compared to the third quarter of 2013. Revenues of generic medicines in Europe amounted to $757 million, a decrease of 3% compared to the third quarter of 2013. In local currency terms, European revenues decreased 4%. Revenues of generic medicines in Europe represented 31% of total generics revenues in the third quarter of 2014. In our ROW markets, revenues from generic medicines in the third quarter of 2014 amounted to $551 million, a decrease of 3% compared to the third quarter of 2013. In local currency terms, ROW sales increased 4%. Revenues from generic medicines in our ROW markets represented 23% of total generics revenues in the third quarter of 2014.

API sales to third parties in the third quarter of 2014 amounted to $185 million, an increase of 9%, or 10% in local currency terms, compared to the third quarter of 2013. The increase resulted from higher sales, mainly in our ROW markets.

The following table presents generic segment revenues by geographic area for the three months ended September 30, 2014 and 2013:

	Three Months Ended September 30,		Percentage Change
	2014	2013	2014-2013
	U.S. $ in millions
United States	$1,124	$1,137	(1%)
Europe*	757	784	(3%)
Rest of the World	551	568	(3%)

Total Generic Medicines	$2,432	$2,489	(2%)

*	All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.

The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

United States Generic Medicine Revenues

In the third quarter of 2014, we led the U.S. generic market in total prescriptions and new prescriptions, with total prescriptions of approximately 504 million, representing 14.4% of total U.S. generic prescriptions. We intend to continue our U.S. market leadership based on our ability to introduce new generic equivalents for brand-name products on a timely basis, with a focus on complex generics and other high-barrier products that we believe will create more value for patients and customers, our strong emphasis on customer service, the breadth of our product line, our commitment to quality and regulatory compliance and cost-effective production.

Revenues from generic medicines in the United States during the third quarter of 2014 amounted to $1.1 billion, a decrease of 1% compared to the third quarter of 2013. The decrease resulted mainly from a decline in sales of amphetamine salts (the generic equivalent of Adderall®) and the loss of exclusivity of niacin ER (the generic equivalent of Niaspan®). This decrease was largely offset by sales of products sold in the third quarter of 2014 which were not sold in the third quarter of 2013, the most significant of which were capecitabine (the generic equivalent of Xeloda®) and omega-3-acid ethyl esters (the generic equivalent of Lovaza®), as well as entecavir (the generic equivalent of Baraclude®), which was exclusively launched during the third quarter of 2014.

Among the most significant generic products we sold in the United States in the third quarter of 2014 were generic versions of Pulmicort® (budesonide inhalation), Xeloda® (capecitabine), Niaspan® (niacin ER), Lovaza® (omega-3-acid ethyl esters), Adderall XR® (mixed amphetamine salts ER), Baraclude® (entecavir), Tobi® (tobramycin sulfate) and Adderall IR® (mixed amphetamine salts IR).

Launches. In the third quarter of 2014, we launched generic versions of the following branded products in the United States (listed by month of launch):

Generic Name	Brand Name	Month of Launch	Total Annual U.S. Market at Time of Launch $ millions (IMS)*
Fludarabine phosphate injection 50mg / 2mL**	—	July	$4
Entecavir tablets 0.5 mg & 1 mg	Baraclude®	September	$328

*	The figures given are for the twelve months ended in the calendar quarter closest to our launch or re-launch.
**	Product was re-launched.

We expect our generic medicines revenues in the U.S. to continue to benefit from our strong generic pipeline, which, as of October 16, 2014, had 121 product registrations awaiting FDA approval, including 30 tentative approvals. Collectively, these 121 products had U.S. sales in the twelve months ended September 30, 2014 exceeding $77 billion. Of these applications, 86 were “Paragraph IV” applications challenging patents of branded products. We believe we are first to file with respect to 38 of these products, the branded versions of which had U.S. sales of more than $33 billion in the twelve months ended June 30, 2014. IMS reported brand sales are one of the indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. The potential advantages of being the first filer with respect to some of these products may be subject to forfeiture, shared exclusivity or competition from so-called “authorized generics,” which may ultimately affect the value derived.

In the third quarter of 2014, we received tentative approvals for a generic equivalent of the product listed below. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited.

Generic Name	Brand Name	Total U.S. Annual Branded Market $ millions (IMS)*
Abacavir/lamivudine tablets 600mg/300mg	Epzicom®	$576

*	The figures given are for the twelve months ended June 30, 2014.

Europe Generic Medicine Revenues

Teva defines its European region as the 28 countries in the European Union, Norway, Switzerland, Albania and the countries of the former Yugoslavia, a diverse region that has a population of over 500 million people. Revenues presented include those from all 36 countries currently in our European region.

Revenues from generic medicines in Europe in the third quarter of 2014 amounted to $757 million, a decrease of 3% compared to the third quarter of 2013. In local currency terms revenues decreased 4%, mainly as a result of our focus on sustainable and profitable business, with a significant decrease in Spain partially offset by increases in certain other markets.

As in previous years, European regulatory measures aimed at reducing healthcare and drug expenditures have led to slower growth in the generic medicines market, and have adversely affected our revenues in some markets. In France, Spain, Italy, Germany and Poland, governmental measures (such as tenders and price-referencing) have reduced prices. We have adjusted our strategy to address these changes, shifting from a market share-driven approach to a model emphasizing profitable and sustainable growth.

Since the beginning of the year, Teva received 617 generic approvals in Europe relating to 108 compounds in 213 formulations, including three European Medicines Agency (“EMA”) approvals valid in all EU member states. In addition, Teva had 2,029 marketing authorization applications pending approval in 31 European countries, relating to 210 compounds in 423 formulations, including three applications pending with the EMA.

Listed below are generic revenues highlights for the third quarter of 2014 in our main European markets:

•	Germany: Generic revenues in the third quarter of 2014 decreased 3% in both U.S. dollar and local currency terms, compared to the third quarter of 2013. This decrease is due to our strategic focus on sustainable and profitable business, with a selective approach to the tender market. The non-tender market was also subject to price erosion. We maintained our position as one of Germany’s leading suppliers of medicines and the third largest generic pharmaceutical company.

•	France: Generic revenues in the third quarter of 2014 decreased 1% in both U.S. dollar and local currency terms compared to the third quarter of 2013, due to our focus on profitable business. We implemented a new commercial policy in September following regulatory changes in pharmacy discounting rules.

•	United Kingdom: Generic revenues in the third quarter of 2014 increased 7%, but decreased 1% in local currency terms, compared to the third quarter of 2013. The decrease in local currency terms was primarily due to our focus on profitable business and our lower market share on some products that were impacted by supply issues in the first half of the year. We maintained our position as the largest generic pharmaceutical company in the U.K.

•	Italy: Generic revenues in the third quarter of 2014 increased 14%, or 13% in local currency terms, compared to the third quarter of 2013. The increase is primarily due to higher volume and new launches.

•	Spain: Generic revenues in the third quarter of 2014 decreased 35% in both U.S. dollar and local currency terms, compared to the third quarter of 2013. The decrease was due mainly to loss of sales resulting from the implementation of new commercial policies, and the increasing scope of the tendering system in the Andalucía region, in which we chose not to participate.

ROW Generic Medicine Revenues

Our ROW markets include all countries other than the United States and those in our European region. Our ROW region includes both pure generic markets, such as Canada and Israel, and markets in which generic medicines are sold under brand names, such as Russia, Ukraine and Japan, as well as several Asian and Latin American countries. Sales of branded generic medicines usually generate higher gross margins, but involve higher marketing expenditures than non-branded generics.

In our ROW markets, generic revenues in the third quarter of 2014 amounted to $551 million, a decrease of 3% compared to the third quarter of 2013. In local currency terms, revenues increased 4%.

Listed below are generic revenues highlights for the third quarter of 2014 in our main ROW markets:

•	Japan: Our generic revenues in the third quarter of 2014 decreased 7%, or 2% in local currency terms, compared to the third quarter of 2013. Sales of our generic medicines decreased mainly due to the effect of the price revisions by the National Health Insurance in April.

•	Latin America: Generic medicine revenues in the third quarter of 2014 increased 1%, or 12% in local currency terms, compared to the third quarter of 2013. The increase in local currency terms was primarily driven by price increases in certain countries, as well as volume growth in other countries. We maintained our market share in several countries in the region, while slightly decreasing in market share in several other countries.

Our expectation is that revenues will be adversely affected by drug price legislation in certain Latin American markets in the near future. Additionally, revenues may be further adversely affected by exchange rate fluctuations in certain Latin American markets, which may significantly reduce the dollar value of our sales in the region.

•	Russia: Generic medicine revenues in the third quarter of 2014 decreased 12%, or 2% in local currency terms, compared to the third quarter of 2013. The decline in local currency terms was mainly due to macro-economic conditions and a more selective approach to the tender business. We maintained our leading position in the Russian generic pharmaceutical market.

•	Canada: Generic medicine revenues in the third quarter of 2014 decreased 2%, but increased 3% in local currency terms, compared to the third quarter of 2013. We maintained our position as one of the two leading generic pharmaceutical companies in Canada.

•	Israel: Generic medicine revenues in the third quarter of 2014 were flat compared to the third quarter of 2013. In local currency terms, revenues decreased 4%. The decrease in local currency terms was mainly due to lower sales from our API business.

Generic Medicine Gross Profit

In the third quarter of 2014, gross profit from our generic medicine segment amounted to $1.1 billion, an increase of $94 million, or 10%, compared to the third quarter of 2013. The higher gross profit was mainly a result of lower expenses related to production, higher revenues from our API business as well as higher gross profit due to the change in the composition of revenues. These increases were partially offset by lower revenues in certain ROW markets and a change in the composition of revenues in these markets, as well as a slight decrease in revenues in the United States.

Gross profit margin for our generic medicine segment in the third quarter of 2014 increased to 44.3%, from 39.5% in the third quarter of 2013. This increase of 4.8 points in gross margin was mainly a result of lower expenses related to production and higher revenues from our API business as well as the change in composition of revenues in Europe and in the United States, partially offset by lower gross profit from our ROW markets, as mentioned above.

Generic Medicine R&D Expenses

Research and development expenses relating to our generic medicines for the third quarter of 2014 amounted to $134 million, an increase of 13% compared to $119 million in the third quarter of 2013, mainly due to higher R&D expenses related to complex generics and high-barrier products and to higher R&D expenses for the United States market. As a percentage of segment revenues, R&D expenses were 5.5% in the third quarter of 2014, compared to 4.8% in the third quarter of 2013.

Our R&D activities for the generic medicine segment include both (a) direct expenses relating to product formulation, analytical method development, stability testing, management of bioequivalence and other clinical studies, regulatory filings and legal expenses relating to patent review and challenges prior to obtaining tentative approval, and (b) indirect expenses such as costs of internal administration, infrastructure and personnel involved in generic R&D.

Generic Medicine S&M Expenses

Selling and marketing expenses related to our generic medicines in the third quarter of 2014 amounted to $388 million, a decrease of 17% compared to $469 million in the third quarter of 2013, mainly due to lower expenses in Europe, Russia and Japan as well as lower royalty payments in the United States.

As a percentage of segment revenues, selling and marketing expenses decreased to 16.0% in the third quarter of 2014 from 18.8% in the third quarter of 2013.

Generic Medicine Profitability

The profitability of our generic medicine segment consists of gross profit less selling and marketing expenses and research and development expenses related to this segment. Segment profitability does not include general and administrative expenses, amortization and certain other items. See note 12 of our consolidated financial statements and “Operating Income” below for additional information.

Profitability of our generic medicine segment amounted to $556 million in the third quarter of 2014, compared to $396 million in the third quarter of 2013. The increase was due to the factors previously discussed, primarily higher gross profit and a significant reduction in selling and marketing expenses, partially offset by higher research and development expenses.

Generic medicine profitability as a percentage of generic medicine revenues was 22.9% in the third quarter of 2014, up from 15.9% in the third quarter of 2013. This increase of 7.0 points was mainly due to higher gross margin (4.8 points) as well as lower S&M expenses as a percentage of revenues (2.8 points), partially offset by higher R&D expenses as a percentage of revenues (0.7 points).

Specialty Medicine Segment

The following table presents revenues and profitability of our specialty medicine segment for the three months ended September 30, 2014 and 2013:

	Three Months Ended September 30,
	2014		2013
	U.S.$ in millions / % of Segment Revenues
Revenues	$2,176	100.0%	$2,071	100.0%
Gross profit	1,890	86.9	1,788	86.3
R&D expenses	223	10.2	221	10.7
S&M expenses	473	21.7	445	21.5

Segment profitability*	$1,194	54.9%	$1,122	54.2%

*	Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items. See note 12 to our consolidated financial statements and “Operating Income” below for additional information.

The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

In October 2014, following a strategic review of our therapeutic areas, we decided to concentrate on a more focused and productive pipeline of products in order to expand our offerings of patient-centric solutions. Our focus will be on the core therapeutic areas of central nervous system (including multiple sclerosis, neurodegenerative diseases and pain) and respiratory (including asthma and chronic obstructive pulmonary disease). In other therapeutic areas, such as women’s health and oncology, where we have a significant commercial presence, we will seek to sustain our franchises and focus our development efforts on market-ready or close-to-market assets to maximize sustainable profitability.

As a result of the strategic review, we have identified 14 pipeline projects for discontinuation or sale. Resulting cost savings will be directed to increasing resources in our core therapeutic areas and to supporting our efficiency objectives.

Revenues

Specialty medicine revenues in the third quarter of 2014 amounted to $2.2 billion, an increase of 5% compared to the third quarter of 2013. In the United States, our specialty medicine revenues amounted to $1.5 billion, an increase of 2% from the third quarter of 2013. Specialty medicine revenues in Europe amounted to $467 million, an increase of 2% from the third quarter of 2013. In local currency terms, specialty medicine revenues in Europe grew 1%. ROW revenues were $176 million, an increase of 71%, or 81% in local currency terms, compared to the third quarter of 2013. Our specialty medicine segment also includes our NTE development program, although we have not yet realized any revenues from this program.

The following table presents revenues by therapeutic area and key products for our specialty medicine segment for the three months ended September 30, 2014 and 2013:

	Three Months Ended September 30,		Percentage Change
	2014	2013	2014 - 2013
	U.S. $ in millions
CNS	$1,440	$1,362	6%
Copaxone®	1,107	1,052	5%
Azilect®	103	93	11%
Nuvigil®	94	87	8%
Oncology	299	251	19%
Treanda®	180	184	(2%)
Respiratory	218	235	(7%)
ProAir®	111	112	(1%)
Qvar®	64	69	(7%)
Women’s Health	137	134	2%
Other Specialty	82	89	(8%)

Total Specialty Medicines	$2,176	$2,071	5%

The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

Central Nervous System

Our CNS specialty product line includes Copaxone®, Azilect®, Nuvigil®, Fentora® and several other medicines. In the third quarter of 2014, our CNS sales amounted to $1.4 billion, an increase of 6% over the third quarter of 2013, primarily due to higher sales of Copaxone®, Azilect® and Nuvigil®.

Copaxone®. In the third quarter of 2014, Copaxone® (glatiramer acetate injection 20 mg/mL and 40 mg/mL), our leading innovative medicine, continued to be the leading multiple sclerosis therapy in the U.S. and globally. Sales of Copaxone® increased to $1.1 billion, an increase of 5% compared to the third quarter of 2013. The increase was primarily due to higher sales in Russia and other ROW markets.

In January 2014, we launched Copaxone® 40 mg/mL, a higher dose of Copaxone® with a three times a week dosing regimen for patients with RRMS, following approval by the FDA. At the end of the third quarter of 2014, Copaxone® 40 mg/mL U.S. market shares in terms of new and total prescriptions were 13.3% and 17.6%, respectively. Our U.S. market shares for the two Copaxone® products in terms of new and total prescriptions were 28.3% and 32.2%, respectively, according to September 2014 IMS data, with Copaxone® 40 mg/mL accounting for 55% of total Copaxone® prescriptions. At the end of the second quarter of 2014, our U.S. market shares for the Copaxone® products in terms of new and total prescriptions were 32.2% and 33.2%, respectively, according to June 2014 IMS data.

Copaxone® revenues in the United States, which include our revenues from both Copaxone® 20 mg/mL and Copaxone® 40 mg/mL products, amounted to $800 million, flat compared to the third quarter of 2013.

Our business strategy for Copaxone® relies heavily on the continued migration of a substantial percentage of current daily Copaxone® 20 mg/mL patients to the new Copaxone® 40 mg/mL version. Failure to continue to achieve our objectives for the new version would likely have a material adverse effect on our financial results and cash flow.

Revenues in the United States accounted for 72% of global Copaxone® revenues in the third quarter of 2014, compared to 76% in the third quarter of 2013.

Copaxone® revenues outside the United States amounted to $307 million during the third quarter of 2014, an increase of 21%, or 24% in local currency terms, compared to the third quarter of 2013. The increase is a result of the timing of a tender in Russia, partially offset by lower revenues in other markets.

Copaxone® was responsible for $1.1 billion (including $800 million in the U.S.), or approximately 22%, of our revenues in the third quarter of 2014, and contributed a significantly higher percentage to our profits and cash flow from operations during such period. The market for MS treatments continues to change significantly as a result of new and emerging therapies. In particular, the increasing number of oral treatments, such as Gilenya®, which was introduced in the United States in 2010 and in Europe in 2011 by Novartis, Aubagio®, which was launched in the United States in 2012 and in certain European countries in 2013 and 2014 by Genzyme, and Biogen’s Tecfidera®, which was launched in the United States in the second quarter of 2013 and in certain European countries in 2014, continue to present significant and increasing competition due to the convenience of oral administration. Copaxone® also faces competition from existing injectable products, such as the four beta-interferons Avonex®, Betaseron®, Extavia® and Rebif®, as well as from Tysabri®, a monoclonal antibody.

Our U.S. Orange Book patents covering Copaxone® 20 mg/mL expired in May 2014. As a result, a generic version of our 20mg/mL product could be sold in the United States if FDA approval is obtained. We have patents expiring in May 2015 in most of the rest of the world. A number of our competitors in the United States, including Momenta/Sandoz, Mylan/Natco and Synthon, have filed ANDAs for purported generic versions of Copaxone® challenging our patents.

In addition to the Orange Book patents, we asserted U.S. Patent No. 5,800,808 against Momenta/Sandoz, Mylan/Natco, and Synthon. That patent expires on September 1, 2015. After an appeal by Momenta/Sandoz and Mylan/Natco of a trial court decision in our favor, the appellate court held the sole claim of this patent to be invalid. On March 31, 2014, the U.S. Supreme Court granted our petition for certiorari, and oral argument took place on October 15, 2014. If we are successful in that effort, we could assert this patent against ANDA filers.

In 2013, we also filed an application for reissue of the ‘808 patent with the United States Patent and Trademark Office, adding a new claim. The Patent Office has issued a final rejection of the two claims and we can file an appeal to the Patent Trial and Appeal Board of the Patent Office.

Given the inability of state-of-the-art analytical techniques to fully characterize the active ingredients of Copaxone®, as well as published results showing significant differences in gene expression between Copaxone® and a purported generic version, the regulatory pathway for their approval is uncertain. We believe that any purported generic version should be studied in pre-clinical testing and full-scale, placebo-controlled clinical trials with measured clinical endpoints (such as relapse rate) in RRMS patients to establish safety, efficacy and immunogenicity. Furthermore, because of the chemical complexity of Copaxone®, we believe that it can only be safely manufactured using a series of proprietary methods that have been perfected by Teva for more than 20 years.

On December 6, 2013, we filed a citizen’s petition requesting that the FDA refuse to approve any ANDA for a purported generic version of Copaxone® without scientific data demonstrating that (1) the proposed generic product contains the identical active ingredient as Copaxone®, (2) the immunogenicity risks associated with the proposed generic product are no greater than the risks associated with Copaxone®, including a demonstration that the risks of alternating or switching between the two products are no greater than remaining on Copaxone® and (3) the proposed generic product is bioequivalent to Copaxone®. This citizen’s petition includes the results of a new gene expression analysis demonstrating significant differences between the biological impact of Copaxone® and a purported generic version of Copaxone®, which may have unknown safety and efficacy ramifications for patients.

On July 3, 2014, we filed an additional citizen’s petition, according to the FDA’s procedural guidance and in accordance with the FDA’s desire to facilitate public review and comment, regarding new scientific data on gene expression that we had previously provided separately to the FDA.

Azilect®. We jointly market Azilect® (rasagiline tablets) with Lundbeck in certain key European countries. We exclusively market Azilect® in the United States and Germany and certain other markets, while Lundbeck exclusively markets Azilect® in the remaining European countries and certain other international markets.

Global in-market sales in the third quarter of 2014, which represent sales by Teva and Lundbeck to third parties, amounted to $129 million compared to $122 million in the third quarter of 2013, an increase of 6%. Our sales of Azilect® this quarter amounted to $103 million, an increase of 11% compared to the third quarter of 2013. The increase in sales reflects volume growth and price increases in the United States, as well as volume growth in Europe.

Nuvigil®. Our sales of Nuvigil® in the third quarter of 2014 amounted to $94 million, compared to $87 million in the third quarter of 2013, as a result of a price increase. Nuvigil®’s market share in terms of total prescriptions of the U.S. wake category was approximately 42.2% at the end of the third quarter of 2014.

Oncology Products

Our specialty oncology product line includes Treanda®, Synribo® and certain other products, as well as our biosimilar products indicated mainly for the treatment of side effects of oncology treatments. Sales of our oncology products amounted to $299 million in the third quarter of 2014, compared to $251 million in the third quarter of 2013. The increase resulted primarily from sales of our recently launched G-CSF products, Lonquex® and Granix®.

The development of balugrastim, a different long-acting G-CSF product, for the U.S. and the European markets will be terminated by the end of 2014.

Sales of Treanda® in the third quarter of 2014 amounted to $180 million, compared to $184 million in the third quarter of 2013, a decrease of 2%.

Respiratory Products

Our respiratory product line includes our specialty respiratory products, mainly ProAir®, Qvar® and Qnasl®. Revenues from our specialty respiratory products decreased 7% in the third quarter of 2014 to $218 million primarily due to pricing variances in the United States.

ProAir® (albuterol HFA), which we sell only in the United States, is a short-acting beta-agonist (“SABA”) for the treatment of bronchial spasms linked to asthma or chronic obstructive pulmonary disease (“COPD”) and exercise-induced bronchospasm. ProAir® revenues in the third quarter of 2014 amounted to $111 million, a decrease of 1% compared to the third quarter of 2013, due to pricing variances mostly offset by volume growth. ProAir® maintained its leadership in the SABA market, with a market share of 55.5% in terms of total number of prescriptions during the third quarter of 2014, an increase of 2.2 points compared to the third quarter of 2013.

Qvar® (beclomethasone diproprionate HFA) is an inhaled corticosteroid for long-term control of chronic bronchial asthma. Qvar® global sales in the third quarter of 2014 amounted to $64 million, a decrease of 7% compared to the third quarter of 2013, due to pricing variances. Qvar® maintained its second-place position in the inhaled corticosteroids category in the United States, with a market share of 35.2% in terms of total number of prescriptions during the third quarter of 2014, an increase of 4.5 points compared to the third quarter of 2013.

DuoResp Spiromax® is a new, multi-dose dry-powder inhaler, containing a fixed dose combination of budesonide, an inhaled corticosteroid to treat the underlying inflammation in asthma and COPD, and formoterol fumarate dihydrate, a rapid-acting and long-lasting beta2 agonist for the relief of bronchoconstriction in asthma and COPD. Following EMA approval in April 2014, DuoResp Spiromax® was launched in the U.K., Norway, Sweden and Ireland during the third quarter of 2014.

Women’s Health Products

Our women’s health product line includes our specialty women’s health products such as Paragard®, Plan B One-Step®, Zoely®, Enjuvia® and Quartette™, but does not include generic women’s health products, sales of which are reported as part of our generic medicine revenues.

Revenues from our global women’s health products amounted to $137 million in the third quarter of 2014, an increase of 2% compared to the third quarter of 2013. The increase was driven by higher sales of Paragard®, Plan B One-Step®, Quartette™, and Zoely®.

Specialty Medicine Gross Profit

In the third quarter of 2014, gross profit from our specialty medicine segment amounted to $1.9 billion, an increase of $102 million compared to the third quarter of 2013. The increase in gross profit was mainly a result of higher sales of specialty medicines, as discussed above.

Gross profit margin for our specialty medicine segment in the third quarter of 2014 was 86.9%, compared to 86.3% in the third quarter of 2013.

Specialty Medicine R&D Expenses

Research and development expenses relating to our specialty medicines, including NTEs, in the third quarter of 2014 amounted to $223 million, an increase of 1% compared to $221 million in the third quarter of 2013. As a percentage of segment revenues, R&D spending was 10.2% in the third quarter of 2014, compared to 10.7% in the third quarter of 2013. Our specialty R&D activities focus primarily on product candidates in the CNS and respiratory therapeutic areas, with selective focus on opportunities in other areas that fit our strategy.

Specialty R&D expenditures include upfront and milestone payments for products in the development phase, the costs of discovery research, preclinical development, early and late-clinical development and drug formulation, clinical trials, product registration costs, changes in contingent consideration resulting from acquisitions and other costs, and are reported net of contributions received from collaboration partners. Our specialty R&D spending takes place throughout the development process, from drug discovery through pre-launch marketing activities, including (a) early-stage projects in both discovery and preclinical phases; (b) middle-stage projects in clinical programs up to phase III; and (c) late-stage projects in phase III programs, including where an NDA is currently pending approval, and continuing for life cycle management studies for marketed products.

Specialty Medicine S&M Expenses

Selling and marketing expenses related to our specialty medicines in the third quarter of 2014 amounted to $473 million, an increase of 6% compared to $445 million in the third quarter of 2013.

As a percentage of segment revenues, selling and marketing expenses increased to 21.7% in the third quarter of 2014 from 21.5% in the third quarter of 2013.

The increase was primarily due to higher expenditures related to our launches of DuoResp Spiromax®, Lonquex®, Granix® and Adasuve®, as well as preparation for additional product launches planned for the remainder of 2014.

Specialty Medicine Profitability

The profitability of our specialty medicine segment consists of the gross profit, less selling and marketing expenses and research and development expenses related to this segment. Segment profitability does not include general and administrative expenses, amortization and certain other items. See note 12 to our consolidated financial statements and “Operating Income” below for additional information.

Profitability of our specialty medicine segment amounted to $1.2 billion in the third quarter of 2014, an increase of 6% compared to the third quarter of 2013. This is a result of the factors discussed above, mainly higher revenues partially offset by higher S&M expenses.

Specialty medicine profitability as a percentage of segment revenues was 54.9% in the third quarter of 2014, up 0.7 points from 54.2% in the third quarter of 2013. The growth is mainly attributable to higher gross profit as a percentage of specialty medicine revenues (0.6 points) and lower R&D expenses as a percentage of specialty medicines revenues (0.5 points), partially offset by higher S&M expenses as a percentage of specialty medicine revenues (0.2 points).

Our multiple sclerosis franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). The profitability of our multiple sclerosis franchise consists of Copaxone® revenues less cost of goods sold and S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization and certain other items. Profitability of our multiple sclerosis franchise in the third quarter of 2014 was $864 million, compared to $798 million in the third quarter of 2013. Profitability of our multiple sclerosis franchise as a percentage of Copaxone® revenues was 78.0% in the third quarter of 2014, compared to 75.9% in the third quarter of 2013.

Other Activities

In addition to our generic and specialty medicine segments, we have other activities, primarily PGT Healthcare, our OTC joint venture with P&G, distribution services, primarily in Israel and Hungary, and sales of medical devices.

OTC

Our revenues related to PGT in the third quarter of 2014 amounted to $224 million, an increase of 1% compared to $222 million in the third quarter of 2013. In local currency terms, revenues increased by 7%. The increase in local currency terms was mainly due to higher sales in Russia and Latin America, partially offset by lower sales in Europe.

PGT’s in-market sales in the third quarter of 2014 amounted to $372 million, $2 million lower than in the third quarter of 2013. This amount represents sales of the combined OTC portfolios of Teva and P&G outside North America. This decrease was due to lower sales in Europe, partially offset by higher sales in Latin America and Asia.

Our revenues from OTC products in the third quarter of 2014 amounted to $225 million, compared to $286 million in the third quarter of 2013. The decline was mainly due to the sale of our U.S. OTC plants, previously purchased from P&G, back to P&G in July 2014. As a result of this sale, we no longer sell OTC products to P&G in the United States. The plants were sold in exchange for a 49% interest in New Chapter, Inc., a vitamin, mineral and supplement company, which was previously fully owned by P&G.

Others

We have other sources of revenues, primarily sales of third-party products for which we act as distributor, mostly in Israel and Hungary, as well as sales of medical devices and other miscellaneous items.

In the third quarter of 2014, we recorded sales of $225 million, an increase of 6%, compared to sales of $213 million in the third quarter of 2013.

Teva Consolidated Results

Revenues

Revenues in the third quarter of 2014 amounted to $5.1 billion, flat compared to the third quarter of 2013, primarily due to higher revenues of our specialty medicines, which were offset by lower revenues of our generic medicines and OTC products. See “Generic Medicine Revenues”, “Specialty Medicine Revenues” and “OTC” above. Exchange rate movements during the third quarter of 2014 in comparison with the third quarter of 2013 negatively impacted overall revenues by approximately $57 million.

Gross Profit

In the third quarter of 2014, gross profit amounted to $2.8 billion, an increase of 7% compared to the third quarter of 2013.

The higher gross profit is primarily the result of the higher gross profit of our generic segment and our specialty medicines’ segment. See “Generic Medicine Gross Profit” and “Specialty Medicine Gross Profit” above.

Gross profit as a percentage of revenues was 55.5% in the third quarter of 2014, compared to 52.0% in the third quarter of 2013. The increase in gross profit as a percentage of revenues primarily reflects the higher profitability of our generic medicine segment (which increased gross profit as a percentage of revenues by 2.5 points), lower amortization expenses (which increased gross profit as a percentage of revenues by 1.0 points) and the higher profitability of our specialty medicine segment (which increased gross profit as a percentage of revenues by 0.8 points), which were partially offset by lower profitability of our other activities (which decreased gross profit as a percentage of revenues by 0.8 points).

Research and Development (R&D) Expenses

Research and development expenses for the third quarter of 2014 amounted to $412 million, an increase of 18% compared to the third quarter of 2013. The increase mainly resulted from an impairment of inventory related to the cancellation of the balugrastim R&D project as well as higher R&D expenses in our generic medicine segment. See “Generic Medicine—R&D Expenses” and “Specialty Medicine – R&D expenses” above.

As a percentage of revenues, R&D spending was 8.1% in the third quarter of 2014, compared to 6.9% in the third quarter of 2013.

Selling and Marketing (S&M) Expenses

Selling and marketing expenses in the third quarter of 2014 amounted to $950 million, a decrease of 2% compared to the third quarter of 2013. The decrease was mainly due to lower S&M expenses in our generic medicine segment, partially offset by a charge of $40 million to account for an additional accrual related to branded prescription drug fees in accordance with final regulations issued by the Internal Revenue Service and higher S&M expenses in our specialty medicine segment. See “Generic Medicine— S&M Expenses” and “Specialty Medicine— S&M Expenses” above.

As a percentage of revenues, S&M expenses were 18.8% in the third quarter of 2014 compared to 19.2% in the third quarter of 2013.

General and Administrative (G&A) Expenses

G&A expenses in the third quarter of 2014 amounted to $293 million, compared to $297 million in the third quarter of 2013. As a percentage of revenues, G&A expenses decreased to 5.8% in the third quarter of 2014, from 5.9% in the third quarter of 2013.

Legal Settlements and Loss Contingencies

In the third quarter of 2014, we recorded income of $122 million for legal settlement and loss contingencies, compared to an expense of $47 million in the third quarter of 2013. The income in the third quarter of 2014 was mainly related to partial insurance proceeds we received relating to the settlement of our pantoprazole patent litigation.

Impairments, Restructuring and Others

In the third quarter of 2014, we recorded an expense of $164 million in impairments, restructuring and others, compared to $166 million in the third quarter of 2013.

In October 2013, management announced the acceleration of its company-wide cost-savings plan, which includes several initiatives, including a reduction in the number of employees. Expenses for the corporate restructuring program are estimated to be approximately $1.1 billion. Costs will continue to be incurred as the details of the plan are finalized and accounting criteria for expense recognition are met.

Operating Income

Operating income was $1.1 billion in the third quarter of 2014, compared to $801 million in the third quarter of 2013. As a percentage of revenues, operating income was 22.0% in the third quarter of 2014 compared to 15.8% in the third quarter of 2013.

The increase in operating income was due to factors previously discussed, primarily higher gross profit, the income in connection with legal settlements and loss contingencies and lower S&M expenses as well as lower G&A expenses, which was partially offset by higher R&D expenses. Foreign exchange rate movements during the third quarter of 2014 in comparison with the third quarter of 2013 reduced our operating income by $26 million.

The increase of 6.2 points in operating income as a percentage of revenues was mainly due to higher gross profit (3.5 points), the income in connection with legal settlements and loss contingencies (3.3 points), lower S&M expenses (0.4 points) and lower G&A expenses (0.1 points), partially offset by lower R&D expenses (1.2 points).

The following table presents a reconciliation of our segment profitability to Teva’s consolidated operating income for the three months ended September 30, 2014 and 2013:

	Three Months Ended
	September 30,
	2014	2013
	U.S.$ in millions
Generic medicine profitability	$556	$396
Specialty medicine profitability	1,194	1,122

Total segment profitability	1,750	1,518
Profitability of other activities	47	109

Total profitability	1,797	1,627
Amounts not allocated to segments:
Amortization	242	300
General and administrative expenses	293	297
Legal settlements and loss contingencies	(122)	47
Impairments, restructuring and others	164	166
Other unallocated amounts	108	16

Consolidated operating income	1,112	801

Financial expenses — net	84	76

Consolidated income before income taxes	$1,028	$725

Financial Expenses-Net

In the third quarter of 2014, financial expenses amounted to $84 million, compared to $76 million in the third quarter of 2013. The increase is mainly due to higher hedging costs and lower financial income.

Teva operates in certain territories that have more than one official exchange rate, which deviate significantly among themselves as well as from unofficial market rates, and remittance of cash outside the country is limited. We currently prepare our financial statements using the official preferential industry exchange rate. As a result, Teva is exposed to a potential devaluation loss on its total monetary balances in these territories, which, as of September 30, 2014, amounted to approximately $260 million.

Tax Rate

Tax expenses for the third quarter of 2014 amounted to $160 million on pre-tax income of $1.0 billion, for a quarterly tax rate of 15.6%. In the third quarter of 2013, tax expenses amounted to $12 million on pre-tax income of $725 million.

We expect our annual tax rate for 2014 to be higher than the tax rate for 2013, mainly due to the lapse of our tax exemptions under the previous Israeli tax incentives regime in 2013 such that our profits in Israel are now generally subject to tax at 9%.

The statutory Israeli corporate tax rate, which was 25% in 2013, increased to 26.5% in 2014. However, our effective consolidated tax rates have historically been, and continue to be this year, considerably lower than the statutory rate because of tax incentives we benefit from in Israel and other countries.

Net Income

Net income attributable to Teva in the third quarter of 2014 was $876 million, compared to $711 million in the third quarter of 2013. This increase was due to the factors previously discussed, primarily our higher operating income, partially offset by higher tax expenses compared to the third quarter of 2013.

Diluted Shares Outstanding and Earnings per Share

The average weighted diluted shares outstanding used for the fully diluted share calculation for the third quarter of 2014 and of 2013 were 861 million and 846 million shares, respectively. The increase in the number of the average weighted diluted shares outstanding was mainly due to the issuance of shares for employees’ stock options exercises, in addition to higher amounts of dilutive options, RSUs and convertible senior debentures following an increase in the share price.

At September 30, 2014 and 2013, the share count for calculating Teva’s market capitalization was approximately 855 million and 845 million, respectively.

Diluted earnings per share amounted to $1.02 in the third quarter of 2014, compared to $0.84 in the third quarter of 2013.

Impact of Currency Fluctuations on Results of Operations

Because our results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, Israeli shekel, Russian ruble, Canadian dollar, British pound, Japanese yen and Hungarian forint) affect our results. During the third quarter of 2014, the following main currencies relevant to our operations decreased in value against the U.S. dollar: the Russian ruble by 10%, the Canadian dollar by 5% and the Japanese yen by 5%, while the following currencies increased in value against the U.S. dollar: the Israeli shekel by 2% and the British pound by 8% (all compared on a quarterly average basis). The euro was unchanged. Latin American currencies showed an overall negative change compared to last year, resulting in a 10% negative impact on revenue.

As a result, exchange rate movements during the third quarter of 2014 in comparison with the third quarter of 2013 negatively impacted overall revenues by $57 million and reduced our operating income by $26 million.

Comparison of Nine Months Ended September 30, 2014 to Nine Months Ended September 30, 2013

General

In general, the factors mentioned above that explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the nine months ended September 30, 2014 and 2013. Additional factors affecting the nine months comparison are described below.

The following table presents certain financial data as a percentage of net revenues for the periods indicated and the percentage change for each item, as compared to the nine months ended September 30, 2013:

	Percentage of Net Revenues		Percentage Change 2014 from 2013
	Nine Months Ended
	September 30,
	2014	2013
	%	%	%
Net revenues	100.0	100.0	1
Gross profit	54.1	52.5	5
Research and development expenses	7.3	6.8	9
Selling and marketing expenses	18.9	19.8	(3)
General and administrative expenses	6.0	6.2	(3)
Legal settlements and loss contingencies	(0.4)	10.1	n/a
Impairments, restructuring and others	2.4	2.3	11
Operating income	19.9	7.3	176
Financial expenses — net	1.6	2.3	(29)
Income before income taxes	18.3	5.0	269
Income taxes	2.7	(1.1)	n/a
Share in losses of associated companies — net	0.1	0.2	(57)
Net loss attributable to non-controlling interests	(0.2)	(0.1)	54
Net income attributable to Teva	15.7	6.0	166

Segment Information

Generic Medicine Segment

The following table presents revenues and profitability of our generic medicine segment for the nine months ended September 30, 2014 and 2013:

	Generics
	Nine Months Ended September 30,
	2014		2013
	U.S.$ in millions / % of Segment Revenues
Revenues	$7,345	100.0%	$7,222	100.0%
Gross profit	3,166	43.1%	2,924	40.5%
R&D expenses	384	5.2%	351	4.9%
S&M expenses	1,195	16.3%	1,419	19.6%

Segment profitability*	$1,587	21.6%	$1,154	16.0%

*	Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items. See note 12 to our consolidated financial statements and “Operating Income” below for additional information.

The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

Revenues

Our generic medicine segment includes sales of generic medicines as well as API sales to third parties. In the first nine months of 2014, revenues from our generic medicine segment amounted to $7.3 billion, an increase of $123 million, or 2%, compared to the first nine months of 2013. In local currency terms, revenues increased 3%.

API sales to third parties in the first nine months of 2014 amounted to $546 million, a decrease of 1% in both U.S. dollar and local currency terms, compared to the first nine months of 2013.

The following table presents generic segment revenues by geographic area for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended September 30,		Percentage Change 2014 - 2013
	2014	2013
	U.S. $ in millions
United States	$3,240	$2,997	8%
Europe*	2,389	2,460	(3%)
Rest of the World	1,716	1,765	(3%)

Total Generic Medicines	$7,345	$7,222	2%

*	All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.

The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

United States Generic Medicine Revenues

Revenues from generic medicines in the United States during the first nine months of 2014 amounted to $3.2 billion, an increase of 8% compared to $3.0 billion in the first nine months of 2013.

Among the most significant generic products we sold in the United States in the first nine months of 2014 were generic versions of Pulmicort® (budesonide inhalation), Xeloda® (capecitabine), Lovaza® (omega-3-acid ethyl esters), Niaspan® (niacin ER), Adderall XR® (mixed amphetamine salts ER), Evista® (raloxifene), Pravachol® (pravastatin), Tobi® (tobramycin sulfate) and Adderall IR® (mixed amphetamine salts IR).

Europe Generic Medicine Revenues

Revenues from generic medicines in Europe in the first nine months of 2014 amounted to $2.4 billion, a decrease of 3% compared to the first nine months of 2013. In local currency terms, revenues decreased 6%.

ROW Generic Medicine Revenues

In our ROW markets, generic revenues in the first nine months of 2014 amounted to $1.7 billion, a decrease of 3% compared to the first nine months of 2013. In local currency terms, revenues increased 6%.

Listed below are generic revenues highlights for the nine months ended September 30, 2014 in our main ROW markets:

•	Japan: Our sales in the first nine months of 2014 decreased 6%, but increased 1% in local currency terms, compared to the first nine months of 2013.

•	Latin America: Generic medicine revenues in the first nine months of 2014 increased 4%, or 18% in local currency terms, compared to the first nine months of 2013.

•	Russia: Generic medicine revenues in the first nine months of 2014 decreased 18%, or 8% in local currency terms, compared to the first nine months of 2013.

•	Canada: Generic medicine revenues in the first nine months of 2014 increased 14%, or 22% in local currency terms, compared to the first nine months of 2013. The increase in local currency terms is primarily due to the reversal of a pricing reserve for a product sold in previous years.

•	Israel: Generic medicine revenues in the first nine months of 2014 decreased 8% compared to the first nine months of 2013. In local currency terms, revenues decreased 12%.

Generic Medicine Gross Profit

In the first nine months of 2014, gross profit from our generic medicine segment amounted to $3.2 billion, an increase of $242 million, or 8%, compared to $2.9 billion in the first nine months of 2013.

Gross profit margin for our generic medicine segment in the first nine months of 2014 increased to 43.1%, from 40.5% in the first nine months of 2013.

Generic Medicine R&D Expenses

Research and development expenses relating to our generic medicines for the first nine months of 2014 amounted to $384 million, an increase of 9% compared to $351 million in the first nine months of 2013. As a percentage of segment revenues, R&D expenses were 5.2% in the first nine months of 2014, compared to 4.9% in the first nine months of 2013.

Generic Medicine S&M Expenses

Selling and marketing expenses related to our generic medicines in the first nine months of 2014 amounted to $1.2 billion, a decrease of 16% compared to $1.4 billion in the first nine months of 2013.

As a percentage of segment revenues, selling and marketing expenses decreased to 16.3% in the first nine months of 2014 from 19.6% in the first nine months of 2013.

Generic Medicine Profitability

Profitability of our generic medicine segment amounted to $1.6 billion in the first nine months of 2014, compared to $1.2 billion in the first nine months of 2013.

Generic medicine profitability as a percentage of generic medicine revenues was 21.6% in the first nine months of 2014, up from 16.0% in the first nine months of 2013. This increase of 5.6 points was mainly due to lower S&M expenses as a percentage of revenues (3.3 points) and higher gross margin (2.6 points), partially offset by higher R&D expenses as a percentage of revenues (0.3 points).

Specialty Medicine Segment

The following table presents revenues and profitability of our specialty medicine segment for the nine months ended September 30, 2014 and 2013:

	Specialty
	Nine months ended September 30,
	2014		2013
	U.S.$ in millions / % of Segment Revenues
Revenues	$6,317	100.0%	$6,174	100.0%
Gross profit	5,501	87.1%	5,346	86.6%
R&D expenses	664	10.5%	630	10.2%
S&M expenses	1,456	23.0%	1,348	21.8%

Segment profitability*	$3,381	53.5%	$3,368	54.6%

*	Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items. See note 12 to our consolidated financial statements and “Operating Income” below for additional information.

The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

Revenues

Our revenues from specialty medicine in the first nine months of 2014 amounted to $6.3 billion, an increase of 2% compared to the first nine months of 2013. In the United States, our specialty medicine revenues amounted to $4.5 billion, flat compared to the first nine months of 2013. Specialty medicine revenues in Europe amounted to $1.5 billion, an increase of 7% from the first nine months of 2013. In local currency terms, specialty medicine revenues in Europe grew 4%. ROW revenues were $385 million, an increase of 14%, or 23% in local currency terms, compared to the first nine months of 2013.

The following table presents revenues by therapeutic area and key products for our specialty medicine segment for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended September 30,		Percentage Change 2014 - 2013
	2014	2013
	U.S. $ in millions
CNS	$4,124	$4,082	1%
Copaxone®	3,116	3,186	(2%)
Azilect®	320	273	17%
Nuvigil®	283	244	16%
Oncology	845	736	15%
Treanda®	541	532	2%
Respiratory	705	710	(1%)
ProAir®	358	315	14%
Qvar®	209	239	(13%)
Women’s Health	389	376	3%
Other Specialty	254	270	(6%)

Total Specialty Medicines	$6,317	$6,174	2%

The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

Central Nervous System

In the first nine months of 2014, our CNS sales amounted to $4.1 billion, an increase of 1% compared to the first nine months of 2013, primarily due to higher revenues of Azilect® and Nuvigil®, partially offset by lower revenues of Copaxone®.

Copaxone®. In the first nine months of 2014, sales of Copaxone® amounted to $3.1 billion, a decrease of 2% compared to the first nine months of 2013.

In January 2014, we launched Copaxone® 40 mg/mL, a higher dose of Copaxone® with a three times a week dosing regimen for patients with RRMS. Copaxone® revenues in the United States, which include our revenues from both Copaxone® 20 mg/mL and Copaxone® 40 mg/mL products, amounted to $2.3 billion, a decrease of 6% compared to the first nine months of 2013.

Our Copaxone® revenues outside the United States amounted to $838 million during the first nine months of 2014, 10% higher in both U.S. dollar and local currency terms, than the first nine months of 2013.

Azilect®. Our sales of Azilect® amounted to $320 million, an increase of 17% compared to the first nine months of 2013.

Global in-market sales of Azilect® amounted to $408 million in the first nine months of 2014 compared to $360 million in the first nine months of 2013, an increase of 13%.

Nuvigil®. Our sales of Nuvigil® in the first nine months of 2014 amounted to $283 million, compared to $244 million in the first nine months of 2013.

Oncology Products

Sales of our oncology products amounted to $845 million in the first nine months of 2014, compared to $736 million in the first nine months of 2013.

Sales of Treanda® amounted to $541 million in the first nine months of 2014, compared to $532 million in the first nine months of 2013, an increase of 2%.

Respiratory Products

In the first nine months of 2014, revenues from our specialty respiratory products decreased 1% to $705 million.

ProAir® revenues in the first nine months of 2014 amounted to $358 million, an increase of 14% compared to the first nine months of 2013.

Qvar® global sales in the first nine months of 2014 amounted to $209 million, a decrease of 13% compared to the first nine months of 2013.

Women’s Health Products

Revenues from our global women’s health products amounted to $389 million in the first nine months of 2014, an increase of 3% compared to the first nine months of 2013.

Specialty Medicine Gross Profit

In the first nine months of 2014, gross profit from our specialty medicine segment amounted to $5.5 billion, an increase of 3% compared to the first nine months of 2013. The higher gross profit was mainly a result of higher sales of specialty medicines discussed above.

Gross profit margin for our specialty medicine segment in the first nine months of 2014 was 87.1%, compared to 86.6% in the first nine months of 2013.

Specialty Medicine R&D Expenses

Research and development expenses relating to our specialty medicines, including NTEs, in the first nine months of 2014 amounted to $664 million, an increase of 5% compared to $630 million in the first nine months of 2013. As a percentage of segment revenues, R&D spending was 10.5% in the first nine months of 2014, compared to 10.2% in the first nine months of 2013.

Specialty Medicine S&M Expenses

Selling and marketing expenses related to our specialty medicines in the first nine months of 2014 amounted to $1.5 billion, an increase of 8%, compared to $1.3 billion in the first nine months of 2013.

As a percentage of segment revenues, selling and marketing expenses increased to 23.0% in the first nine months of 2014 from 21.8% in the first nine months of 2013.

Specialty Medicine Profitability

The profitability of our specialty medicine segment consists of the gross profit, less selling and marketing expenses and research and development expenses related to this segment. Segment profitability does not include general and administrative expenses, amortization and certain other items. See note 12 to our consolidated financial statements and “Operating Income” below for additional information.

Profitability of our specialty medicine segment amounted to $3.4 billion in the first nine months of 2014, flat compared to the first nine months of 2013.

Specialty medicine profitability as a percentage of segment revenues was 53.5% in the first nine months of 2014, down from 54.6% in the first nine months of 2013, a decrease of 1.1 points.

Our multiple sclerosis franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). The profitability of our multiple sclerosis franchise consists of Copaxone® revenues less cost of goods sold and S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization and certain other items. Profitability of our multiple sclerosis franchise in the first nine months of 2014 was $2.3 billion, compared to $2.4 billion in the first nine months of 2013. Profitability of our multiple sclerosis franchise as a percentage of Copaxone® revenues was 75.0% in the first nine months of 2014 compared to 76.1% in the first nine months of 2013.

Other Activities

In addition to our generic and specialty medicine segments, we have other activities, primarily PGT Healthcare, our OTC joint venture with P&G, distribution services, primarily in Israel and Hungary, and sales of medical devices.

OTC

Our revenues related to PGT in the first nine months of 2014 amounted to $670 million, an increase of 1%, compared to $664 million in the first nine months of the previous year.

PGT’s in-market sales in the first nine months of 2014 amounted to $1.1 billion, $48 million lower than in the first nine months of 2013. Our revenues from OTC products in the first nine months of 2014 amounted to $768 million, a decrease of 10% compared to $849 million in the first nine months of 2013. In local currency terms, revenues decreased 7%. Revenues from the sales of OTC products in the United States to P&G amounted to $97 million in the first nine months of 2014, compared to $185 million in the first nine months of 2013.

In July 2014, we sold our U.S. OTC plants, previously purchased from P&G. As a result of this sale, we no longer sell OTC products to P&G in the United States. The plants were sold in exchange for a 49% interest in New Chapter, Inc., a vitamin, mineral and supplement company, which was previously fully owned by P&G.

Others

We have other sources of revenues, primarily sales of third-party products for which we act as distributor, mostly in Israel and Hungary, as well as sales of medical devices and other miscellaneous items.

In the first nine months of 2014, we recorded sales of $674 million, an increase of 5% compared to sales of $639 million in the first nine months of 2013.

Teva Consolidated Results

Revenues

Revenues in the first nine months of 2014 amounted to $15.1 billion, an increase of 1% compared to the first nine months of 2013. Exchange rate movements during first nine months of 2014 in comparison with the first nine months of 2013 negatively impacted overall revenues by approximately $71 million.

Gross Profit

In the first nine months of 2014, gross profit amounted to $8.2 billion, an increase of 5% compared to the first nine months of 2013.

The higher gross profit was mainly a result of the higher gross profit of both our generic and specialty segments. See “Generic Medicine — Gross Profit” and “Specialty Medicine — Gross Profit” above.

Gross profit as a percentage of revenues was 54.1% in the first nine months of 2014, compared to 52.5% in the first nine months of 2013.

Research and Development (R&D) Expenses

Research and development expenses for the first nine months of 2014 amounted to $1.1 billion, an increase of 9% compared to the first nine months of 2013. The increase mainly resulted from an impairment of inventory related to the cancelation of the balugrastim R&D project as well as higher R&D expenses in our specialty and generic medicine segment. See “Specialty Medicine — R&D Expenses” and “Generic Medicine — R&D Expenses” above.

As a percentage of revenues, R&D spending was 7.3% in the first nine months of 2014, compared to 6.8% in the first nine months of 2013.

Selling and Marketing (S&M) Expenses

Selling and marketing expenses in the first nine months of 2014 amounted to $2.9 billion, a decrease of 3% compared to the first nine months of 2013. The decrease was mainly due to lower S&M expenses in our generic medicine segment and lower S&M expenses related to other activities, which were partially offset by higher S&M expenses in our specialty medicine segment. See “Generic Medicine — S&M Expenses” and “Specialty Medicine — S&M Expenses” above.

As a percentage of revenues, S&M expenses were 18.9% in the first nine months of 2014 compared to 19.8% in the first nine months of 2013.

General and Administrative (G&A) Expenses

G&A expenses in the first nine months of 2014 amounted to $897 million, compared to $923 in the first nine months of 2013. As a percentage of revenues, G&A expenses decreased to 6.0% in the first nine months of 2014, from 6.2% in the first nine months of 2013.

Legal Settlements and Loss Contingencies

Income from legal settlements and loss contingencies for the first nine months of 2014 amounted to $67 million, compared to an expense of $1.5 billion in the first nine months of 2013. The comparable period included an expense of $930 million in connection with the settlement of our pantoprazole patent litigation and an expense of $495 million relating to our modafinil antitrust litigation.

Impairments, Restructuring and Others

In the first nine months of 2014, we recorded $364 million in impairments, restructuring and others, compared to $328 million in the first nine months of 2013. The decrease was due to an increase of $69 million in restructuring expenses and an increase of $13 million in impairment expenses, partially offset by a $46 million decrease in other expenses.

Operating Income

Operating income was $3.0 billion in the first nine months of 2014, compared to $1.1 billion in the first nine months of 2013. As a percentage of revenues, operating income was 19.9% in the first nine months of 2014, compared to 7.3% in the first nine months of 2013.

The following table presents a reconciliation of our segment profitability to Teva’s consolidated operating income for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended
	September 30,
	2014	2013
	U.S.$ in millions
Generic medicine profitability	$1,587	$1,154
Specialty medicine profitability	3,381	3,368

Total segment profitability	4,968	4,522
Profitability of other activities	165	241

Total profitability	5,133	4,763
Amounts not allocated to segments:
Amortization	783	867
General and administrative expenses	897	923
Legal settlements and loss contingencies	(67)	1,509
Impairments, restructuring and others	364	328
Other unallocated amounts	147	47

Consolidated operating income	3,009	1,089

Financial expenses — net	243	340

Consolidated income before income taxes	$2,766	$749

Financial Expenses-Net

In the first nine months of 2014, financial expenses amounted to $243 million, compared to $340 million in the first nine months of 2013. The decrease is mainly due to early redemption of senior notes and exchange rate fluctuations in the first nine months of 2013.

Tax Rate

Tax expenses for the first nine months of 2014 amounted to $405 million on pre-tax income of $2.8 billion, for a tax rate of 14.6%. In the first nine months of 2013, tax benefits amounted to $157 million on pre-tax income of $749 million.

We expect our annual tax rate for 2014 to be higher than the tax rate for 2013, mainly due to the lapse of our tax exemptions under the previous Israeli tax incentives regime in 2013 such that our profits in Israel are now generally subject to tax at 9%.

The statutory Israeli corporate tax rate, which was 25% in 2013, increased to 26.5% in 2014. However, our effective consolidated tax rates have historically been, and continue to be this year, considerably lower than the statutory rate because of tax incentives we benefit from in Israel and other countries.

Net Income

Net income attributable to Teva in the first nine months of 2014 was $2.4 billion, compared to $889 million in the first nine months of 2013.

Diluted Shares Outstanding and Earnings per Share

The average weighted diluted shares outstanding used for the fully diluted share calculation for the first nine months of 2014 and 2013 were 857 million and 851 million shares, respectively.

Diluted earnings per share amounted to $2.76 in the first nine months of 2014, compared to $1.04 in the first nine months of 2013.

Impact of Currency Fluctuations on Results of Operations

Because our results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, Israeli shekel, Russian ruble, Canadian dollar, British pound, Japanese yen and Hungarian forint) affect our results. During the first nine months of 2014, the following main currencies relevant to our operations decreased in value against the U.S. dollar: the Russian ruble by 11%, the Canadian dollar by 6% and the Japanese yen by 6%, while the following currencies increased in value against the U.S. dollar: the euro by 3%, the Israeli shekel by 4% and the British pound by 8% (all compared on a nine-monthly average basis). Latin American currencies showed an overall negative change compared to last year resulting in a 13% negative impact on revenue.

As a result, exchange rate movements during the first nine months of 2014 in comparison with the first nine months of 2013 negatively impacted overall revenues by $71 million and reduced our operating income by $74 million.

Liquidity and Capital Resources

Total balance sheet assets amounted to $46.6 billion at September 30, 2014, compared to $46.7 billion at June 30, 2014.

Inventory balances for September 30, 2014 amounted to $4.6 billion, compared to $4.9 billion at June 30, 2014. The decrease resulted mainly from exchange rate fluctuations, the impairment of inventory related to the balugrastim R&D project cancellation and the sale of our U.S. OTC plants back to P&G.

Accounts receivable at September 30, 2014, net of sales reserves and allowances (“SR&A”) amounted to negative $0.2 billion, compared to $0.04 billion at June 30, 2014. The negative balance is due to increases in sales reserves and allowances, primarily payments to be made to Medicaid.

We monitor macro-economic risks in certain emerging markets that are experiencing economic stress, focusing on Eastern Europe and Latin America, and are taking action to limit our exposure in these regions.

Accounts payable and accruals decreased to $2.9 billion at September 30, 2014 compared to $3.0 billion at June 30, 2014.

Our working capital balance, which includes accounts receivable, inventories, deferred taxes and other current assets net of SR&A, accounts payable and other current liabilities, was $2.6 billion at September 30, 2014, compared to $2.8 billion at June 30, 2014. The decrease in working capital is mainly due to a decrease in inventory balances and a decrease in accounts receivable net of SR&A, partially offset by an increase in other current assets and a decrease in liabilities related to accounts payable and accruals.

Investment in property, plant and equipment in the third quarter of 2014 was approximately $212 million, compared to $228 million in third quarter of 2013. Depreciation amounted to $117 million in the third quarter of 2014, compared to $115 million in the third quarter of 2013.

Cash and cash equivalents and short term and long term investments at September 30, 2014 increased to $1.8 billion, compared to $1.2 billion at June 30, 2014, mainly due to cash flow generated during the quarter of $0.9 billion partially offset by $0.2 billion paid in connection with the Labrys acquisition and debt repayment of $0.1 billion.

2014 Debt Movements

At September 30, 2014, we had $10.6 billion of debt, compared to $11.2 billion at June 30, 2014. The decrease was mainly due to exchange rate fluctuations resulting in a book value decrease of our euro, Japanese yen and Swiss franc- denominated debt and swaps liabilities, as well as a repayment of a revolving credit line.

During October 2014, we terminated an interest rate swap agreement, designated as a fair value hedge with respect to a $500 million notional amount. As of September 30, 2014, the fair value of the interest rate swap transaction was $30 million.

Aggregate Debt

Our debt as of September 30, 2014 is effectively denominated in the following currencies: U.S. dollar 50%, euro 32%, Japanese yen 14%, and Swiss franc 4%.

The portion of total debt classified as short term as of September 30, 2014 was 17%, compared to 18% as of June 30, 2014, mainly due to a decrease in the book value of our euro, Japanese yen and Swiss franc-denominated long term debt as a result of exchange rate fluctuations.

Our financial leverage decreased to 31% at September 30, 2014, compared to 32% as of June 30, 2014.

Our average debt maturity remained stable at six years as of September 30, 2014.

Shareholders’ Equity

Exchange rate fluctuations affected our balance sheet, as approximately 33% of our net assets in the third quarter of 2014 (including both non-monetary and monetary assets) were in currencies other than the U.S. dollar. When compared to June 30, 2014, changes in currency rates had a negative impact of $0.7 billion on our equity as of September 30, 2014, mainly due to the decrease in value against the U.S. dollar of the euro (8%), Russian ruble (17%), Polish zloty (8%), Chilean peso (9%) and the Hungarian forint (8%). All comparisons are on a quarter-end to quarter-end basis.

Our shareholders’ equity was $23.7 billion at September 30, 2014, compared to $23.6 billion at June 30, 2014. The increase primarily reflects net income of $0.9 billion, $0.2 billion unrealized gain from derivative financial instruments and proceeds from employee stock option exercises of $0.1 billion, which were largely offset by the negative impact of $0.7 billion of currency fluctuations as well as dividend payments of $0.3 billion.

Cash Flow

Cash flow generated from operating activities during the third quarter of 2014 amounted to $1.4 billion, compared to $0.4 billion in the third quarter of 2013. The increase was mainly due to lower payments related to legal settlements in the third quarter of 2014.

In July 2014, we paid an additional $200 million related to our pantoprazole settlement. The remaining $200 million was paid in October 2014.

Cash flow generated from operating activities in the third quarter of 2014, net of cash used for capital investments and dividends paid, amounted to $924 million, an increase of $958 million from the third quarter of 2013. The increase resulted mainly from higher cash flow generated from operating activities and lower capital expenditures, partially offset by higher dividend payments.

Dividends and Share Repurchase Program

We announced a dividend for the third quarter of 2014 of NIS 1.21 per share (32.1 cents according to the rate of exchange on October 28, 2014). The dividend payment for the third quarter of 2014, which is expected to take place on December 2, 2014, will be made with respect to ADSs on the basis of the then current U.S. dollar-NIS exchange rate. Tax will be withheld at a rate of 15%.

In October 2014, the board of directors authorized us to increase our share repurchase program by $1.7 billion to $3 billion. The program has no time limitations. We intend to begin purchasing shares promptly.

Commitments

In addition to financing obligations under short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments, contingent payments pursuant to acquisition agreements and participation in joint ventures associated with research and development activities.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual property or other rights of such third party; or (2) damages to users of the related products. Except as described in our financial statements we are not aware of any material pending action that may result in the counterparties to these agreements claiming such indemnification.

Certain of our loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. We are currently in compliance with all applicable financial ratios.

Our principal sources of short-term liquidity are existing cash investments, liquid securities, and available credit facilities; primarily our $3 billion syndicated revolving line of credit, which was undrawn as of September 30, 2014, and an unutilized $1 billion term-loan with availability until December 31, 2014 as well as internally generated funds, which we believe are sufficient to meet our ongoing operating needs. Our cash on hand is generally invested in bank deposits as well as liquid securities that bear fixed and floating rates.

Supplemental Non-GAAP Income Data

The tables below present supplemental data, in U.S. dollar terms, as a percentage of net revenues and the change by item as a percentage of the amount for the comparable period, which we believe facilitates an understanding of the factors affecting our business.

In these tables, we exclude the items listed below in the respective periods:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	U.S. $ in millions
Amortization of purchased intangible assets	$242	$300	$783	$867
Legal settlements and loss contingencies	(122)	47	(67)	1,509
Impairment of long-lived assets	151	131	208	195
Costs associated with cancellation of R&D projects	52	—	52	—
Branded prescription drug fee	40	—	40	—
Restructuring and other expenses	13	35	156	133
Costs related to regulatory actions taken in facilities	13	10	45	38
Accelerated depreciation	3	6	10	6
Purchase of research and development in process	—	—	—	3
Financial expense	7	5	6	106
Corresponding tax benefit	(141)	(173)	(375)	(696)

The data so presented — after these exclusions — are the results used by management and our board of directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare a detailed work plan for the next fiscal year. This work plan is used to manage the business and is the plan against which management’s performance is measured. All such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as is set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: legal settlements and loss contingencies, purchase accounting expense adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, amortization of intangible assets and inventory “step-ups” following acquisitions; changes in the fair value of contingent consideration related to business combinations; restructuring expenses related to efforts to rationalize and integrate operations on a global basis; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; costs related to regulatory actions taken at our facilities (such as uncapitalized production costs, consulting expenses or write-offs of inventory related to remediation);

the impact of significant changes in laws or regulations and the income tax effects of the foregoing types of items when they occur. Included in restructuring expenses are severance, shut down costs, contract termination costs and other costs that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results. Our results in 2014 included a charge of $40 million to account for an additional year accrual for branded prescription drug fees in accordance with final regulations issued in the third quarter by the Internal Revenue Service.

These data are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

The following table presents the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

	Three Months Ended September 30, 2014				Three Months Ended September 30, 2013
	U.S. dollars and shares in millions (except per share amounts)
	GAAP	Non-GAAP Adjustments	Non- GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non- GAAP	% of Net Revenues
Gross profit[1]	2,809	255	3,064	61%	2,630	306	2,936	58%
Operating income[1,2]	1,112	392	1,504	30%	801	529	1,330	26%
Net income attributable to Teva[1,2,3]	876	258	1,134	22%	711	361	1,072	21%
Earnings per share attributable to Teva — Diluted[4]	1.02	0.30	1.32		0.84	0.43	1.27

(1) Amortization of purchased intangible assets		239				290
Costs related to regulatory actions taken in facilities		13				10
Accelerated depreciation		3				6

Gross profit adjustments		255				306
(2) Impairment of long-lived assets		151				131
Legal settlements and loss contingencies		(122)				47
Restructuring and other expenses		105				35
Amortization of purchased intangible assets		3				10

		137				223

Operating income adjustments		392				529

(3) Financial expense		7				5
Tax benefit		(141)				(173)

Net income adjustments		258				361

(4)	The weighted average number of shares was 861 million and 846 million for the three months ended September 30, 2014 and 2013, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

	Nine Months Ended September 30, 2014				Nine Months Ended September 30, 2013
	U.S. dollars and shares in millions (except per share amounts)
	GAAP	Non-GAAP Adjustments	Non- GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non- GAAP	% of Net Revenues
Gross profit[1]	8,167	811	8,978	59%	7,813	882	8,695	58%
Operating income[1,2]	3,009	1,227	4,236	28%	1,089	2,751	3,840	26%
Net income attributable to Teva[1,2,3]	2,368	858	3,226	21%	889	2,161	3,050	20%
Earnings per share attributable to Teva — Diluted[4]	2.76	1.01	3.77		1.04	2.54	3.58

(1) Amortization of purchased intangible assets		756				838
Costs related to regulatory actions taken in facilities		45				38
Accelerated depreciation		10				6

Gross profit adjustments		811				882
(2) Restructuring, acquisition and other expenses		248				136
Impairment of long-lived assets		208				195
Legal settlements and loss contingencies		(67)				1,509
Amortization of purchased intangible assets		27				29

		416				1,869

Operating income adjustments		1,227				2,751

(3) Financial expense		6				106
Tax benefit		(375)				(696)

Net income adjustments		858				2,161

(4)	The weighted average number of shares was 857 and 851 million for the nine months ended September 30, 2014 and 2013, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

Non-GAAP Tax Rate

Non-GAAP tax expenses for the third quarter of 2014 amounted to $301 million on pre-tax non-GAAP income of $1.4 billion, for a quarterly non-GAAP tax rate of 21.1%. The expenses in the comparable quarter of 2013 were $185 million on pre-tax non-GAAP income of $1.3 billion.

Non-GAAP tax expenses for the first nine months of 2014 amounted to $780 million on pre-tax non-GAAP income of $4.0 billion, for a non-GAAP tax rate of 19.5%. The expenses in the comparable period of 2013 were $539 million on pre-tax income of $3.6 billion.

We expect our annual non-GAAP tax rate for 2014 to be higher than the annual non-GAAP tax rate for 2013, mainly due to the lapse of exemptions that were applicable to us under the Israeli tax incentives program that was in effect in 2013. Under the program now in effect, our profits in Israel are now generally subject to tax at a rate of 9%.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our Annual Report on Form 20-F for the year ended December 31, 2013. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances. The most significant estimates that we make on an ongoing basis relate to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories, and valuation of intangible assets, marketable securities and long-lived assets, including reassessment of useful lives. Please refer to Note 1 to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2013 for a summary of all significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

See the notes to the condensed consolidated financial statements included in this report.

RISK FACTORS

There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2013.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F for the year ended December 31, 2013.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingencies” included in note 11 to the condensed consolidated financial statements included in this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

Date: October 30, 2014	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Group Executive Vice President, Chief Financial Officer